Management’s Discussion & Analysis
For the years ended December 31, 2020 and 2019

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated February 24, 2021 for Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the years ended December 31, 2020 and 2019. The MD&A should be read in conjunction with the Consolidated Financial Statements for the years ended December 31, 2020 and 2019, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").

FORWARD LOOKING STATEMENTS

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form ("AIF") for the year ended December 31, 2019 (AIF for the year ended December 31, 2020 to be released in March 2021). Additional information including this MD&A, the audited Consolidated Financial Statements for the year ended December 31, 2020, the Company’s Annual Information Form for the year ended December 31, 2019, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com, www.sec.gov/edgar, www.asx.com.au and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES

Certain non-IFRS measures are included in this MD&A, including adjusted net cash provided by operating activities, free cash flow, adjusted free cash flow, operating cash costs and operating cash costs per ounce sold, sustaining and growth capital expenditures, all-in sustaining costs (“AISC”) and AISC per ounce sold, average realized gold price per ounce sold, adjusted net earnings and adjusted net earnings per share, earnings before interest, taxes and depreciation and amortization (“EBITDA”) and working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Plant and Equipment (“PE”); Gold (“Au”); Troy Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Square Kilometre (“km2”); Metres (“m”); Kilo Tonnes (“kt”); and Life of Mine (“LOM”). Throughout this MD&A the reporting periods for the three months ended December 31, 2020 and December 31, 2019 are abbreviated as Q4 2020 and Q4 2019, while the reporting period for the three months ended September 30, 2020 is abbreviated as Q3 2020. In addition, the reporting periods for the twelve months ended December 31, 2020 and December 31, 2019 are abbreviated as FY 2020 and FY 2019, respectively.

REPORTING CURRENCY

All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

1 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
TABLE OF CONTENTS

BUSINESS OVERVIEW	3
KEY FACTORS AFFECTING FY 2020	3
EXECUTIVE SUMMARY	5
FULL-YEAR 2020 GUIDANCE - RE-ISSUED JUNE 30, 2020	11
FY 2021 GUIDANCE	13
THREE-YEAR PRODUCTION GUIDANCE	14
CONSOLIDATED MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES AS AT DECEMBER 31, 2020	15
LONG-TERM OUTLOOK	19
EXTERNAL PERFORMANCE DRIVERS	19
REVIEW OF FINANCIAL PERFORMANCE	20
REVIEW OF OPERATING MINES	28
GROWTH AND EXPLORATION	34
REVIEW OF FINANCIAL CONDITION AND LIQUIDITY	37
OFF-BALANCE SHEET ARRANGEMENTS	38
OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION	38
SELECTED ANNUAL INFORMATION	38
QUARTERLY INFORMATION	39
COMMITMENTS AND CONTINGENCIES	39
RELATED PARTY TRANSACTIONS	40
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	40
ACCOUNTING POLICIES AND BASIS OF PRESENTATION	40
NON-IFRS MEASURES	40
INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	48
RISKS AND UNCERTAINTIES	49
FORWARD LOOKING STATEMENTS	63
INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES	64
TECHNICAL INFORMATION	65
CORPORATE INFORMATION	66

2 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a growing, Canadian, U.S. and Australian-listed, gold producer with assets in Canada and Australia. The Company’s production is anchored by three high-quality, cornerstone assets. These assets include two high-grade, low-cost underground mining operations, the Macassa mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville mine (“Fosterville”), located in the state of Victoria, Australia, as well as the Detour Lake Mine (“Detour Lake”), a large-scale open-pit mining operation located in Northern Ontario. Detour Lake was obtained by the Company on January 31, 2020 through the acquisition of Detour Gold Corporation (“Detour Gold”). The Company also owns the Holt Complex, which includes three wholly owned mines, the Taylor mine (“Taylor”), Holt mine (“Holt”) and Holloway mine (“Holloway”), as well as a central milling facility, the Holt mill. The Holt Complex is located in northeastern Ontario. The Holloway mine was placed on care and maintenance in March 2020. Operations at the remainder of the Holt Complex were suspended effective April 2, 2020 as part of the Company’s response to the COVID-19 pandemic and while the Company conducted a strategic review of the assets. On July 16, 2020, the Company announced that the operations at Holt Complex would remain suspended until further notice. The Company’s business portfolio also includes assets in the Northern Territory of Australia. These assets, which are comprised of the Cosmo mine (“Cosmo”), Union Reefs mill (“Union Reefs”) as well as a number of exploration properties, are currently on care and maintenance.

The Company conducts extensive exploration activities on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of Mineral Resources and Mineral Reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and maintaining a position within the mining industry as a sustainable, growing low-cost gold producer. Over the last two years, the Company has achieved both significant production growth and increased levels of profitability and cash flow. Through the effective operation and advancement of development and exploration programs at the Company’s profitable, cash flow generating assets, and through the acquisition of Detour Gold, with its significant expansion potential and exploration upside, Kirkland Lake Gold is well positioned to achieve further increases in shareholder value.
KEY FACTORS AFFECTING FY 2020

COVID-19: The Company regards the effectiveness of its COVID-19 response to be the most important achievement of FY 2020. Commencing in March 2020, the Company introduced extensive health and safety protocols to protect workers from COVID-19, including the suspension of all non-essential work, including work on major capital projects and all exploration drilling, remote work where possible, and protocols in support of social distancing, medical testing and cleaning and sanitizing. As part of the COVID-19 response, reduced operations were introduced at Detour Lake (March 23rd) and Macassa (April 2nd) with operations suspended at Holt Complex (April 2nd). The gradual recall of workers commenced at Detour Lake and Macassa, and resumption of project and exploration work, began later in Q2 2020 with workforces returning to pre-COVID levels by June 30, 2020. The ramp up of exploration drilling continued throughout most of the year. The Company’s health and safety protocols remained in place at the end FY 2020, with most expected to continue for the foreseeable future.

During FY 2020, nine of the Company’s workers (employees and contractors) tested positive for the COVID-19 virus. In each case, it was determined by public health authorities that the infection occurred offsite through community spread. Very importantly, there was no transmission of the virus to anyone at the Company’s operations, with all test results of workers coming in contact with the exposed individuals being negative. The Company is pleased to report that in all nine cases, the workers fully recovered from the virus.

Rapid and sustained increase in gold price: With considerable economic uncertainties early in 2020 largely related to the proliferation of the COVID-19 virus on a global scale, gold prices began increasing in Q1 2020 and continued for several months with the closing price for LBMA spot gold reaching a high of $2,067 per ounce on August 6, 2020 and ending the year at $1,888 per ounce. The Company’s average realized gold price(1) increased during the first three quarters of the year before declining slightly in Q4 2020. The Company’s average realized gold prices(1) on a quarterly and annual basis for 2020 and 2019 are listed in the table below. As indicated, the average realized price for full-year (“FY”) 2020 of $1,772 was $367 per ounce or 26% higher than the average realized gold price(1) of $1,405 per ounce during FY 2019. The 26% increase in the

3 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
average realized gold price(1) increased revenue by $509 million, net cash provided by operating activities by $492 million and net earnings and basic net earnings per share by $341 million and $1.25, respectively.

Average Realized Gold Prices
$ per ounce	Q1	Q2	Q3	Q4	Full Year
2020	$1,586	$1,716	$1,907	$1,875	$1,772
2019	$1,307	$1,320	$1,482	$1,481	$1,405

Acquisition of Detour Gold Corporation: On January 31, 2020, the Company acquired all of the issued and outstanding shares of Detour Gold Corporation (“Detour Gold”), through a plan of arrangement. Pursuant to the plan of arrangement, Detour Gold shareholders received 0.4343 Kirkland Lake Gold common shares in exchange for each Detour Gold share, with a total of 77,217,129 common shares of Kirkland Lake Gold issued to former Detour Gold shareholders as part of the transaction. The acquisition added a third cornerstone asset to the Company’s portfolio. Like Macassa and Fosterville, the Detour Lake Mine combines free cash generating operations with significant in-mine growth potential and attractive regional exploration upside.

Detour Lake made a significant contribution to the Company’s operating and financial results in FY 2020. For the 11 months ended December 31, 2020, Detour Lake produced 516,757 ounces of gold, with gold sales totalling 537,566 ounces, operating cash costs per ounce sold(1) of $625 and AISC per ounce sold(1) of $1,171. Revenue from Detour Lake in FY 2020 totalled $960.9 million, earnings from operations were $369.6 million and the mine generated $308.0 million of free cash flow(1) (non-IFRS measure). The $308.0 million of free cash flow for FY 2020 excludes transaction related costs.

Record production at Fosterville: Fosterville Mine achieved record production of 640,467 ounces in FY 2020, exceeding the mine’s production guidance for the year of 590,000 – 610,000 ounces by a significant margin. Contributing to the outperformance compared to guidance was higher than expected production in Q4 2020, largely due to higher than expected throughput levels and grade outperformance in a number of production areas.

Commencing in the second half of 2020, production at Fosterville included higher tonnes processed and lower average grades. This trend resulted from mine sequencing in the high-grade Swan Zone, as well as increased production from other areas of the mine, which involved lower average grades. During Q2 2020, a major ventilation upgrade project was completed, which greatly increased airflow in the mine, making it possible to open additional mining fronts. The trend to a higher-tonnage, lower-grade production profile is expected to continue as the mine reduces production from the Swan Zone in order to create a more sustainable production profile while it continues to drill extensively to establish new Mineral Reserves and Mineral Resources, with a goal of identifying additional high-grade zones.

Production levels at Macassa: Macassa production 183,037 ounces in FY 2020 compared to 241,297 ounces in FY 2019 and re-issued FY 2020 guidance of 210,000 - 220,000 ounces. Production during the year was impacted by two key factors. First, Macassa was significantly affected by COVID-19 due to both the transition to reduced operations for most of Q2 2020 and the challenges of ensuring proper social distancing in a shaft environment. In addition, during Q3 2020, record temperatures in Kirkland Lake, Ontario, contributed to excessive heat in the mine, which resulted in reduced workforce productivity and equipment availability. In combination, these two factors contributed to disruptions to operating development, reduced mining rates and mine sequencing changes resulting in lower than planned grades. In particular, during Q3 2020, mining focused on the lower-grade stopes planned for the quarter as they were the most accessible. In Q4 2020, productivity levels improved and average grades increased, with production of 52,283 ounces, the mine's highest quarterly total of the year.

In Q2 2020, a major ventilation upgrade project was commenced at Macassa, aimed at limiting air recirculation, increasing ventilation and reducing temperatures. The upgrade project is targeted for completion in the first half of 2021, and will result in a 50% increase in ventilation in the mine, to approximately 300,000 cubic feet per minute (“cfm”). In addition, The Company has also initiated a ventilation expansion project involving the development of two new ventilation raises. The first raise is targeted for completion by the end of Q2 2021, with the second expected to be completed in the first half of 2022. The two new raises will add approximately 200,000 cfm of additional ventilation into the mine. With the completion of the #4 Shaft project late in 2022, total ventilation in the mine is expected to reach approximately 750,000 cfm, more than triple the level in the mine at the beginning of 2021.

4 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Suspension of activities at non-core assets: Recognizing the Company's intention to focus on its three cornerstone assets, Fosterville, Macassa and Detour Lake, the Company designated the Holt Complex and assets in the Northern Territory of Australia as non-core on February 19, 2020 with plans to consider all options to maximize value. In March, the Company suspended activities at two locations: it transitioned the Holloway Mine, part of the Holt Complex, to care and maintenance, and also suspended test mining and processing, as well as all exploration drilling, in the Northern Territory. Consistent with the Company’s commitment to effective environmental management, a three-year $60 – $65 million rehabilitation program was launched in the Northern Territory during Q3 2020, which resulted in a $32.6 million increase to the environmental remediation provision during that quarter, which was recorded as a reduction to net earnings. The program, which is intended to address environmental issues caused by prior owners of the assets, involves managing the Howley Streak waste dumps, rehabilitation of dams and treatment of site water inventory. The objective of the program involves restoring approximately 360ha to grazing land quality, removing waste rock dumps and filling existing open pits.

On April 2, 2020, the Company announced the suspension of operations at the remainder of the Holt Complex, including the Taylor Mine and Holt Mine and Mill as part of the Company’s COVID-19 protocols while the Company conducted a strategic review to consider all options for maximizing the value of these assets. On July 16, 2020, the Company announced that the suspension of operations would continue until further notice. In August 2020, the Company entered into a strategic alliance agreement with Newmont Canada FN Holdings ULC (“Newmont”) through which Newmont paid the Company $75 million (not included in earnings) to acquire an option on certain mining and mineral rights related to the Company’s Holt Mine property. The agreement also includes a commitment by the two companies to work together to identify additional regional exploration opportunities around their respective land positions where they may cooperate to advance projects.

Care and maintenance costs related to Holt Complex and the Northern Territory assets in FY 2020 totaled $33.0 million ($9.3 million in Q4 2020). Of the $33.0 million of care and maintenance expense during the year, restructuring and severance costs accounting for $11.1 million. Going forward, ongoing care and maintenance costs related to Holt Complex and the Northern Territory assets are estimated at $2.5 – $3.0 million per quarter (excludes rehabilitation costs).

Significant capital returned to shareholders: Returning capital to shareholders is an important strategic priority for the Company. During FY 2020, a total of $848.3 million of cash was returned to shareholders through share repurchases and dividend payments in FY 2020, representing $3.16 per share outstanding and $619 per ounce of FY 2020 production. A total of $732.4 million (C$974.6 million) of cash was used to repurchase 18,925,900 shares during the year through the Company’s normal course issuer bid (“NCIB”). With additional repurchases of 1,074,100 shares during the first week of January 2021, for $46.3 million (C$58.8 million), the Company has now achieved its goal of repurchasing 20.0 million shares over a 12 to 24-month period, which was announced in February 2020 following the completion of the Detour Gold acquisition. Dividend payments in FY 2020 totaled $115.9 million. The Company increased the quarterly dividend twice in 2020, doubling it to US$0.125 per share effective the Q1 2020 payment, with an additional 50% increase, to US$0.1875 per share, introduced effective the Q4 2020 payment, which was paid on January 14, 2021 to shareholders of record on December 31, 2020.

(1)The Key Factors Affecting FY 2020 Performance section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

EXECUTIVE SUMMARY

The MD&A document provides a detailed review of information relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations. This section is intended to assist readers interested in a condensed, summary review of the Company's performance for the three and twelve months ended December 31, 2020. This section should be read in conjunction with the remainder of the MD&A, which discusses among other things, risk factors impacting the Company.

5 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands of dollars, except per share amounts)	Three Months ended December 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	$691,548	$412,379	$632,843	$2,460,104	$1,379,988
Production costs	148,276	71,169	136,023	587,306	281,034
Earnings before income taxes	337,586	232,042	295,316	1,152,709	798,182
Net earnings	$232,573	$169,135	$202,022	$787,705	$560,080
Basic earnings per share	$0.86	$0.81	$0.73	$2.91	$2.67
Diluted earnings per share	$0.85	$0.80	$0.73	$2.91	$2.65
Cash flow from operating activities	$420,932	$247,100	$431,119	$1,315,791	$919,390
Cash investment on mine development and PPE	$188,507	$114,319	$155,428	$582,727	$456,423

	Three Months ended December 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019
Tonnes milled	6,087,218	462,372	6,144,753	22,213,358	1,670,478
Grade (g/t Au)	2.0	19.1	1.8	2.0	18.5
Recovery (%)	95.7%	98.3%	95.3%	95.7%	98.1%
Gold produced (oz)	369,434	279,742	339,584	1,369,652	974,615
Gold Sold (oz)	371,009	278,438	331,959	1,388,944	979,734
Average realized price ($/oz sold)(1)	$1,875	$1,481	$1,907	$1,772	$1,405
Operating cash costs per ounce ($/oz sold)(1)	$396	$255	$406	$404	$284
AISC ($/oz sold)(1)	$790	$512	$886	$800	$564
Adjusted net earnings(1)	$265,769	$185,303	$254,003	$922,858	$576,414
Adjusted net earnings per share(1)	$0.98	$0.88	$0.92	$3.41	$2.74
Free cash flow(1)	$232,425	$132,781	$275,691	$733,064	$462,967
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

FY 2020

(1)FY 2020 includes 29,391 production from Holt Complex, where operations were suspended effective April 2, 2020 (113,952 ounces in YTD 2019).
(2)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.
(3)Calculated by deducting Detour Lake’s operating cash costs and gold sales from the Company’s consolidated totals.
(4)Calculated by deducting Detour Lake’s all-in sustaining costs and gold sales from the Company's consolidated totals.

Gold Production for FY 2020 was a record 1,369,652 ounces, a 41% increase from FY 2019. The increase in production resulted from the contribution of 516,757 ounces of production from Detour Lake and record production at Fosterville of 640,467 ounces versus 619,366 ounces in 2019. These factors more than offset lower production at Macassa (183,037 ounces versus 241,297 ounces in FY 2019) and the impact of the suspension of operations at Holt Complex effective April 2, 2020, with production from Holt Complex in FY 2020 totalling 29,391 versus 113,952 ounces in FY 2019.

6 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Production costs for FY 2020 totalled $587.3 million versus $281.0 million for FY 2019. The increase from the prior year largely reflected the inclusion of $356.1 million of production costs from Detour Lake for the 11 months ended December 31, 2020, partially offset by reduced production costs at Holt Complex.

Operating cash costs per ounce sold(1) averaged $404 in FY 2020 compared to $284 in FY 2019. Excluding the impact of Detour Lake, where operating cash costs per ounce sold(1) averaged $625, operating cash costs per ounce sold(1) in FY 2020 averaged $264. On the same basis, the improvement from FY 2019 was mainly due to the suspension of operations at the Holt Complex, which more than offset higher operating cash costs per ounce sold(1) at Fosterville and Macassa, largely reflecting lower average grades at both mines.

AISC per ounce sold(1) averaged $800 for FY 2020 compared to $564 for FY 2019. Excluding the impact of Detour Lake, where AISC per ounce sold(1) averaged $1,171, AISC per ounce sold(1) in FY 2020 averaged $566, largely unchanged from the comparable FY 2019 level as the favourable impact of suspending operations at Holt Complex more than offset higher AISC per ounce sold(1) at Fosterville and Macassa. AISC per ounce sold(1) at Fosterville averaged $312 during FY 2020 versus $291 in YTD 2019, with a new 2.75% royalty introduced by the Victorian Government effective January 1, 2020 contributing $30.5 million or $48 per ounce to the mine’s AISC per ounce sold(1) in FY 2020 . AISC per ounce sold(1) at Macassa averaged $922 for FY 2020 versus $695 a year earlier with the increase mainly reflecting lower sales volumes and average grades.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

Revenue in FY 2020 totalled $2,460.1 million, a 78% increase from $1,380.0 million in FY 2019. Of the growth in revenue, $575 million related to a 42% increase in gold sales, to 1,388,944 ounces, while $509 million resulted from a $367 or 26% improvement in the average realized gold price(1), to $1,772 per ounce.

Cash flow in FY 2020 included net cash provided by operating activities for FY 2020 totalled $1,315.8 million with free cash flow(1) totalling $733.1 million. Both net cash provided by operating activities and free cash flow(1) for FY 2020 were impacted by $60.5 million of transaction and restructuring costs mainly related to the Detour Gold acquisition in Q1 2020 and a $132.6 million tax payment made in Australia as the final tax instalment for the 2019 tax year. Excluding these uses of cash, net cash provided by operating activities(1) and free cash flow(1) for FY 2020 totalled $1,508.9 million and $926.2 million, respectively.

Cash at December 31, 2020 totalled $847.6 million, a 20% increase from $707.2 million at December 31, 2019. The increase in cash was achieved at the same time that the Company returned $848.3 million to shareholders through share repurchases and dividend payments.

Net earnings for FY 2020 totalled $787.7 million ($2.91 per basic share), an increase of $227.6 million or 41% from $560.1 million ($2.67 per basic share) in FY 2019. The increase in net earnings compared to FY 2019 mainly reflected the 78% increase in revenue year over year, which more than offset the impact of higher operating costs, as well as increases to care and maintenance and corporate G&A expenses. In addition, net earnings in FY 2020 were also reduced by increased foreign exchange losses, transaction costs mainly related to the Detour Gold acquisition, increased rehabilitation costs, reflecting a $32.6 million increase in the environmental remediation provision, and costs related to the Company’s COVID-19 response.

7 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Net earnings per share of $2.91 for FY 2020 increased from $2.67 in FY 2019, despite a $0.59 per share unfavourable impact from an increase in the average number of shares outstanding (270.4 million for FY 2020 versus 210.1 million shares for FY 2019), which resulted from the issuance of 77,217,129 shares related to the Detour Gold acquisition.

Adjusted net earnings(1) for FY 2020 totalled $922.9 million ($3.41 per share), an increase of $346.5 million or 60% from $576.4 million ($2.74 per share) for the same period in 2019. The difference between net earnings and adjusted net earnings(1) for FY 2020 related mainly to the exclusion from adjusted net earnings(1) of foreign exchange losses, transaction costs, the $32.6 million increase in environmental remediation provisions, costs related to the Company’s COVID-19 response, as well as restructuring and severance costs resulting from the suspension of operations in the Northern Territory and at the Holt Complex.

Capital expenditures(1) totalled $488.7 million, including $396.2 million related to sustaining capital expenditures(1) and $92.5 million to growth capital expenditures(1) (excluding capitalized exploration expenditures). Of the $92.5 million of growth capital expenditures(1), Macassa accounted for $44.6 million, with $35.2 million related to the #4 shaft project. The #4 Shaft project was approximately one month ahead of schedule at the end of FY 2020, having reached a depth of over 4,240 feet at December 31, 2020, with the project on track for completion in late 2022 at an estimated capital cost of $320 million. Growth capital expenditures(1) at Detour Lake totalled $29.5 million, largely related to the procurement of mobile equipment, deferred stripping and investments in surface infrastructure. The remaining $18.5 million of growth capital expenditures in FY 2020 were at Fosterville and mainly related to construction of a new transformer station, new gold room/refinery and Aster Plant as well as completion of a ventilation system and paste fill project during Q2 2020.

Exploration and evaluation expenditures (including capitalized exploration) totalled $122.7 million for FY 2020, including $108.3 million of capitalized exploration expenditures and $14.4 million of expensed exploration expenditures. Drilling results during the year continued to demonstrate the substantial exploration upside that exists at all three of the Company’s cornerstone assets. Highlights of drilling results during the year include:
•Detour Lake: Broad zones of mineralization were intersected in the Saddle Zone between the Main and West pits with high grades at depth supporting potential underground mining operations; Drilling west of the West Pit extended the mineralized corridor by 200 metres; Results to date provide increasing evidence that a much larger and potentially higher-grade deposit may exist than is currently included in Mineral Reserves
•Macassa: Drilling continued to expand the South Mine Complex (“SMC”), intersected exceptional grades near the contact of the SMC and Amalgamated Break, expanded mineralization along the Amalgamated Break and identified a new high-grade corridor along the Main Break close to the #4 Shaft (currently under development)
•Fosterville: Drilling returned higher than expected grades from infill drilling in the Swan Zone, confirmed the scale of mineralized systems at Robbin’s Hill, Cygnet and Harrier and demonstrated the potential for discovering new high-grade zones.

$848.3 million returned to shareholders in FY 2020 through share repurchases and dividend payments in FY 2020, representing $3.16 per share outstanding and $619 per ounce of FY 2020 production.
• $732.4 million (C$974.7 million) was used to repurchase 18,925,900 shares through the NCIB;
• $115.9 million of dividend payments were made in FY 2020, with two quarterly dividend increases during the year.

$174.3 million was received from disposition of strategic investments in FY 2020, including $107.7 (C$143.2) million from the sale of 32.6 million shares of Osisko Mining Inc. in Q3 2020; $38.9 (C$50.7) million from the sale of 20,605,100 shares and 9,225,000 warrants of Novo Resources Corp., most of which was sold in Q4 2020, and $27.7 (C$36.2) million related to the sale of 35,656,084 shares of De Grey Mining Ltd. in Q4 2020.

A strategic alliance with Newmont Canada FN Holdings ULC (“Newmont”) was entered into during Q3 2020. Through the agreement, Newmont paid the Company $75 million (not included in earnings) to acquire an option on certain mining and mineral rights related to the Company’s Holt Mine property, with the Company planning to invest these proceeds in exploration activities around Holt Complex and at other regional targets. The agreement also includes a commitment by the two companies to work together to identify additional regional exploration opportunities around their respective land positions where they may cooperate to advance projects.

8 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Q4 2020 Highlights

(1)Q4 2020 includes no production from Holt Complex due to the suspension of operations effective April 2, 2020 (31,469 ounces in Q4 2019)
(2)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.
(3)Calculated by deducting Detour Lake’s operating cash costs and gold sales from the Company’s consolidated totals.
(4)Calculated by deducting Detour Lake’s all-in sustaining costs and gold sales from the Company's consolidated totals.

Gold production in Q4 2020 production totalled 369,434 ounces, a 32% increase from Q4 2019 and 9% higher than the previous quarter. The increase from Q4 2019 reflected the contribution of 153,143 ounces from Detour Lake in Q4 2020. Production from Detour Lake more than offset the suspension of operations at Holt Complex, where production totaled 31,469 ounces in Q4 2019, lower production at Fosterville, which achieved record production levels in Q4 2019 based on an average grade of 49.3 g/t, and reduced production at Macassa. Production at all three of the Company’s mines increased from the previous quarter, with growth at Fosterville driven by increased tonnes processed and higher average grades at both Detour Lake and Macassa.

Production costs in Q4 2020 totalled $148.3 million versus $71.2 million in Q4 2019 and $136.0 million the previous quarter. The increase from Q4 2019 largely reflected the inclusion of $95.1 million of production costs from Detour Lake in Q4 2020, which was partially offset by the suspension of operations at Holt Complex, which had no production costs in Q4 2020 compared to $25.2 million in Q4 2019. The increase in production costs from Q3 2020 mainly resulted from higher production volumes in Q4 2020.

Operating cash costs per ounce sold(1) averaged $396 in Q4 2020 ($245 excluding Detour Lake) compared to $255 in Q4 2019 and $406 in Q3 2020 ($245 excluding Detour Lake). Excluding Detour Lake, the improvement from Q4 2019 was largely due to the suspension of operations at the Holt Complex effective April 2, 2020. Operating cash costs per ounce sold(1) at Detour Lake improved to $612 per ounce sold in Q4 2020 from $634 the previous quarter. Operating cash costs per ounce sold (1) at Fosterville averaged $156 versus $106 in Q4 2019 and $142 the previous quarter, with the increase from both prior periods largely related to a lower average grade in Q4 2020. Macassa’s operating cash costs per ounce sold(1) averaged $534 in Q4 2020, higher than $471 in Q4 2019 due to higher costs for operating development, maintenance and underground mining services, but an improvement from $648 the previous quarter mainly reflecting a significant improvement in the average grade quarter over quarter.

AISC per ounce sold(1) averaged $790 in Q4 2020 ($496 excluding Detour Lake) compared to $512 in Q4 2019 and $886 the previous quarter ($622 excluding Detour Lake). AISC per ounce sold(1) at Detour Lake for Q4 2020 averaged $1,207 versus $1,259 the previous quarter. AISC per ounce sold(1) at Fosterville averaged $314 in Q4 2020 versus $258 in Q4 2019 and $349 in Q3 2020. The change from Q4 2019 mainly reflected the impact of the new 2.75% royalty introduced by the Victorian Government effective January 1, 2020, which contributed $8.5 million or $51 per ounce to AISC per ounce sold(1) in Q4 2020. AISC per ounce sold(1) at Macassa averaged $941 in Q4 2020 compared to $721 in Q4 2019 and $1,081 the previous quarter, with the improvement from Q3 2020 mainly due to increased sales volumes and a higher average grade during Q4 2020.

9 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

Revenue in Q4 2020 totalled $691.5 million, a 68% increase from $412.4 million in Q4 2019. Of the growth in revenue, $146 million related to a $394 per ounce increase in the average realized gold price, to $1,875 per ounce, while $137 million was due to a 33% increase in sales volumes (371,009 ounces versus 278,438 ounces in Q4 2019). Revenue in Q4 2020 was 9% higher than $632.8 million the previous quarter, reflecting a $74 million favourable impact from a 12% increase in gold sales (371,009 ounces compared to 331,959 ounces in Q3 2020), which more than offset a $12 million unfavourable impact from a 2% reduction in the average realized gold price(1) ($1,875 per ounce versus $1,907 per ounce in Q3 2020).

Cash flow included net cash provided by operating activities in Q4 2020 totalled $420.9 million with free cash flow(1) of $232.4 million. Of the Company's free cash flow(1) in Q4 2020, $77.0 million was provided by Detour Lake Mine.

Cash at December 31, 2020 totalled $847.6 million, unchanged from September 30, 2020 as strong free cash flow generation during the quarter was offset by the return of $279.5 million of capital to shareholders through share repurchases and dividend payments.

Net earnings in Q4 2020 totalled $232.6 million ($0.86 per share) compared to $169.1 million ($0.81 per share) in Q4 2019 and $202.0 million ($0.73 per share) the previous quarter. Strong revenue growth was the primary driver of increased net earnings compared to both prior periods.

Net earnings per share increased from Q4 2019 despite a $0.18 per share unfavourable impact from a higher average number of shares outstanding (271.8 million for Q4 2020 versus 210.1 million shares in Q4 2019), which resulted from the issuance of 77,217,129 shares related to the Detour Gold acquisition on January 31, 2020.

Adjusted net earnings(1) totalled $265.8 million ($0.98 per share) in Q4 2020, a 43% increase from $185.3 million ($0.88 per share) in Q4 2019 and 5% higher than $254.0 million ($0.92 per share) in Q3 2020. The difference between net earnings and adjusted net earnings(1) in Q4 2020 mainly related to the exclusion from adjusted net earnings of $35.0 million ($22.8 million after tax) of unrealized foreign exchange losses relating to a weakening of the US dollar against the Canadian and Australian dollars during the quarter. Both net earnings per share and adjusted net earnings per share in Q4 2020 included a reduction of approximately $10.0 million or $0.03 per share related to adjustments to depletion and depreciation expense at Detour Lake in the first three quarters of the year resulting from purchase price allocation adjustments on inventory.

Capital expenditures(1) in Q4 2020 totalled $142.7 million, with sustaining capital expenditures accounting for $109.7 million and growth capital expenditures for $33.0 million (excluding capitalized exploration expenditures) Of growth capital expenditures in Q4 2020, $17.8 million was at Detour Lake, largely related to mobile equipment procurement, deferred stripping and investments in surface infrastructure. Growth capital expenditures(1) at Macassa totalled $11.4 million, with $8.1 million related to the #4 Shaft project. Growth capital expenditures(1) at Fosterville totalled $3.9 million, largely related to ongoing ventilation upgrades and construction of a surface refrigeration plant.

Exploration and evaluation expenditures totalled $35.7 million, including $3.6 million of expensed expenditures and $32.1 million of capitalized expenditures, which compared to $43.3 million in Q4 2019 and $27.4 million the previous quarter. During Q4 2020, encouraging drilling results were reported at Macassa, including exceptional grades near the contact of the

10 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
SMC and the Amalgamated Break, and at Detour Lake, with the continued intersection of broad zones of mineralization in the Saddle Zone between the Main and West pit locations.

$279.5 million returned to shareholders including $245.3 million (C$319.5 million) used to repurchase 5,727,500 shares through the Company’s NCIB and $34.2 million of dividend payments related to a quarterly dividend of US$0.125 per share paid on October 14, 2020 to shareholders of record on September 30, 2020.

(1)The Executive Summary section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

FULL-YEAR 2020 GUIDANCE - RE-ISSUED JUNE 30, 2020

On April 1, 2020, the Company withdrew its 2020 guidance, which had originally been released on December 18, 2019 and was updated on February 19, 2020 to reflect the acquisition of Detour Gold. The Company’s 2020 guidance was withdrawn due to uncertainties related to the COVID-19 pandemic. On May 6, 2020, the Company also withdrew its three-year production guidance while it assessed the long-term effects of COVID-19 and while it works to incorporate Detour Lake into the Company’s long-term business plans.

On June 30, 2020, the Company re-issued guidance for 2020 recognizing the progress achieved in ramping up business activities that had been impacted by the Company’s COVID-19 response. Included among the re-issued guidance was production of 1,350,000 – 1,400,000 ounces, approximately 90% of the withdrawn 2020 production guidance, as well as improved unit costs, lower expected sustaining capital expenditures(1) and higher target growth capital expenditures(1) resulting from new growth projects at Detour Lake Mine. Changes from previous guidance were largely driven by the removal of production, unit cost and expenditure guidance for the Holt Complex as of April 2, 2020, the date that operations were suspended at the Complex. The Holt Complex’s results to April 2, 2020 are included in the Company’s re-issued 2020 guidance. No changes were made to the re-issued 2020 consolidated guidance as of November 4, 2020 though the Company did indicate in its MD&A for the three and nine months ended September 30, 2020 that Macassa was not expected to achieve the re-issued production guidance range, while Fosterville was expected to beat its target range for FY 2020 production.

Full-Year 2020 Guidance (as of November 4, 2020)

($ millions unless otherwise stated)	Macassa	Detour Lake	Holt Complex	Fosterville	Consolidated
Gold production (kozs)	210 – 220	520 – 540	29	590 – 610	1,350 - 1,400
Operating cash costs/ounce sold ($/oz)(1)(2)	$490 - $510	$610 - $630	$955	$130 - $150	$410 - $430
AISC/ounce sold ($/oz)(1)(2)					$790 - $810
Operating cash costs ($M)(1)(2)					$560 - $580
Royalty costs ($M)					$80 - $85
Sustaining capital ($M)(1)					$390 - $400
Growth capital ($M)(1)(3)					$95 - $105
Exploration ($M)(4)(5)					$130 - $150
Corporate G&A ($M)(6)					$50 - $55

(1)See “Non-IFRS Measures” set out starting on page 40 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.35 and a US$ to A$ exchange rate of 1.47.
(2)COVID-19 related costs of $15.4 million for FY 2020 are excluded from operating cash costs, AISC and capital expenditures in re-issued 2020 guidance.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Re-issued exploration expenditure guidance includes $18.3 million related the Northern Territory assets (no production, costs or expenditures related to the Northern Territory were included in the previous 2020 guidance).
(6)Includes general and administrative costs and severance payments. Excludes share-based payment expense (including expense related to share price changes).

11 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
FY 2020 Results

($ millions unless otherwise stated)	Macassa	Detour Lake	Holt Complex	Fosterville	Consolidated
Gold production (ozs)	183,037	516,757	29,391	640,467	1,369,652
Operating cash costs/ounce sold ($/oz)(1)(2)	$562	$625	$981	$139	$404
AISC/ounce sold ($/oz)(1)(2)					$800
Operating cash costs ($M)(1)(2)					$561.1
Royalty costs ($M)					$85.5
Sustaining capital ($M)(1)					$396.2
Growth capital ($M)(1)(3)					$92.5
Exploration ($M)(4)(5)					$122.7
Corporate G&A ($M)(6)					$50.3

(1)See “Non-IFRS Measures” set out starting on page 40 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.35 and a US$ to A$ exchange rate of 1.45.
(2)COVID-19 related costs of $15.4 million for FY 2020 are excluded from operating cash costs, AISC and capital expenditures in re-issued 2020 guidance.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Re-issued exploration expenditure guidance includes $18.3 million related the Northern Territory assets (no production, costs or expenditures related to the Northern Territory were included in the previous 2020 guidance).
(6)Includes general and administrative costs and severance payments. Excludes share-based payment expense (including expense related to share price changes).

•Gold production for FY 2020 totalled 1,369,652 ounces, in line with the Company’s FY 2020 guidance of 1,350,000 - 1,400,000 ounces. At Fosterville, FY 2020 production of 640,467 ounces beat the guidance range of 590,000 – 610,000 ounces, largely reflecting higher than planned tonnes processed during the year. Production at Detour Lake Mine for the 11 months from January 31, 2020 to December 31, 2020 totalled 516,757 ounces, below the guidance range of 520,000 – 540,000 ounces, with the shortfall reflecting a slightly lower than expected average grade. At Macassa, production for FY 2020 of 183,037 ounces did not achieve the re-issued guidance, reflecting the impact on tonnes processed and average grades of excessive heat in the mine during Q3 2020 as well as ongoing protocols related to COVID-19

•Production costs for FY 2020 totalled $587.3 million (including $15.4 million of costs related to the Company’s COVID-19 response), while operating cash costs(1) totalled $561.1 million, in line with target levels.

•Operating cash costs per ounce sold(1) for FY 2020 averaged $404, better than the re-issued FY 2020 guidance of $410 - $430. Both Fosterville and Detour Lake achieved their re-issued FY 2020 guidance. Macassa’s operating cash costs per ounce sold(1) exceeded the FY 2020 target range, reflecting lower than expected business volumes and average grades during the year as well as higher operating costs due largely to increased levels of operating development and higher costs for maintenance and underground mining services.

•AISC per ounce sold(1) for FY 2020 averaged $800, in the mid-range of the FY 2020 guidance of $790 - $810.

•Royalty costs for FY 2020 totalled $85.5 million, at the top of the Company’s re-issued guidance range of $80 – $85 million.

•Sustaining capital expenditures(1) for FY 2020 totalled $396.2 million, excluding capitalized depreciation, which was in line with the FY 2020 guidance of $390 – $400 million.

•Growth capital expenditures(1) totalled $92.5 million for YTD 2020 (excluding capitalized exploration), which compared to re-issued FY 2020 guidance of $95 – $105 million. Of total growth capital expenditures(1) for FY 2020, Macassa accounted for $44.6 million, with $35.2 million relating to the #4 Shaft project. Growth capital expenditures(1) at Detour Lake totalled $29.5 million, mainly related to the procurement of mobile equipment, deferred development and investments in surface infrastructure. Growth capital expenditures(1) at Fosterville

12 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
totalled $18.5 million, mainly related to construction of a new transformer station, new gold room/refinery and Aster Plant, as well as completion of a ventilation system during Q2 2020.

•Exploration and evaluation expenditures for FY 2020 totalled $122.7 million (including capitalized exploration), slightly below the re-issued FY 2020 guidance range of $130 - $150 million due to the time required to fully ramp up drilling programs after their suspension in Q2 2020 as part of the Company’s COVID-19 response. Of the $122.7 million of exploration expenditures, Fosterville accounted for $57.8 million, Macassa for $31.4 million, Detour Lake for $14.0 million, Northern Territory for $18.3 (most of which was incurred in Q1 2020) and Holt Complex for $0.9 million. See the Growth and Exploration section of this MD&A for a review of exploration activities and results in FY 2020.

•Corporate G&A expense for FY 2020 totalled $50.3 million, in the low end of the Company’s re-issued FY 2020 guidance of $50 – $55 million.

(1)The Full-Year 2020 Guidance section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

FY 2021 Guidance(1)

($ millions unless otherwise stated)	Macassa	Detour Lake	Fosterville	Consolidated
Gold production (kozs)	220 – 255	680 – 720	400 –425	1,300 - 1,400
Operating cash costs/ounce sold ($/oz)(2)	$450 - $470	$580 - $600	$230 - $250	$450 - $475
AISC/ounce sold ($/oz)(2)				$790 - $810
Operating cash costs ($M)(2)				$600 - $630
Royalty costs ($M)				$82 - $88
Sustaining capital ($M)(2)				$280 - $310
Growth capital ($M)(2)(3)				$250 - $275
Exploration ($M)(4)				$170 - $190
Corporate G&A ($M)(5)				$50 - $55
(1)The Company’s 2021 guidance assumes an average gold price of $1,800 per ounce as well as a US$ to C$ exchange rate of 1.31 and a US$ to A$ exchange rate of 1.39. Assumptions used for the purposes of guidance may prove to be incorrect and actual results may differ from those anticipated.
(2)See “Non-IFRS Measures” set out starting on page 40 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Includes general and administrative costs and severance payments. Excludes share-based payment expense (including expense related to share price changes).

•Gold production in FY 2021 is targeted at 1,300,000 – 1,400,000 ounces, which compares to re-issued FY 2020 production guidance of 1,350,000 – 1,400,000 ounces (included 29,391 ounces of production at Holt Complex) and FY 2020 production of 1,369,652 ounces. Production in FY 2021 is expected to be led by Detour Lake, which is targeting 680,000 – 720,000 ounces of production compared to 516,757 ounces for 11 months in 2020. In addition to the impact of a full year of operations at Detour Lake in FY 2021, the increase in production in the coming year is expected to be driven by a higher average grade and increased mill throughput. Production is also expected to increase at Macassa in FY 2021, with guidance for the year of 220,000 – 255,000 ounces. Production at Fosterville is targeted to decline as the mine transitions to a lower-grade profile, with the impact of reduced grades to be only partially offset by higher tonnes processed. Production at Fosterville in FY 2021 is targeted at 400,000 – 425,000 ounces.

•Operating cash costs per ounce sold(1) are expected to average $450 – $475, which compares the re-issued FY 2020 guidance of $410 – $430 and FY 2020 operating cash costs(1) of $404 per ounce sold. The expected increase from FY 2020 levels mainly reflects the impact of higher tonnes mined and lower grades at Fosterville, which is expected to more than offset improved operating cash costs per ounce sold(1) at both Detour Lake and Macassa.

13 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

•AISC per ounce sold(1)are targeted to average $790 – $810, unchanged from FY 2020 guidance and in line with FY 2020 AISC(1) of $800 per ounce sold. AISC per ounce sold(1) at Detour Lake and Macassa are targeted to improve in 2021 to better than $900 and $750, respectively, while AISC per ounce sold(1) at Fosterville is expected to increase reflecting a lower average grade and higher sustaining capital expenditures(1).

•Operating cash costs(1) for FY 2021 are estimated at $600 – $630 million, which compares to the re-issued FY 2020 guidance of $560 – $580 million and total operating cash costs of $561.1 million in FY 2020, with the increase mainly related to a full year of results for Detour Lake versus 11 months in 2020.

•Royalty costs in FY 2021 are estimated at $82 – $88 million, similar to re-issued FY 2020 guidance of $80 – $85 million and in line with FY 2020 royalty costs of $85.5 million.

•Sustaining capital expenditures(1) in FY 2021 are targeted at $280 – $310 million compared to FY 2020 guidance of $390 – $400 million and FY 2020 sustaining capital expenditures(1) of $396.2 million. The anticipated reduction in sustaining capital expenditures in FY 2021 from the FY 2020 levels is mainly related to lower deferred stripping costs at Detour Lake being included in sustaining capital expenditures(1), with the majority of deferred stripping costs in FY 2021 included in growth capital expenditures(1). Higher sustaining capital expenditures(1) at Fosterville in 2021, largely reflecting increased mobile equipment procurement, are expected to be largely offset by lower sustaining capital expenditures at Macassa.

•Growth capital expenditures(1) are estimated at $250 – $275 million in FY 2021 compared to FY 2020 guidance of $95 – $105 million and FY 2020 growth capital expenditures(1) of $92.5 million. The expected increase in growth capital expenditures(1) in FY 2021 largely reflects higher growth capital expenditures(1) a Detour Lake. Of planned growth capital expenditures(1) in FY 2021, Detour Lake accounts for $160 – $170 million, with approximately $90 million relating to deferred stripping and the remainder to a number of growth capital projects, including investments in mill improvements, increased tailings capacity, completion of an assay lab (construction commenced in 2020) and other enhancements to site infrastructure. Deferred stripping costs at Detour Lake in FY 2021 mainly relate to a significant stripping campaign as part of Phase 4, which will support production in future years. Growth capital expenditures(1) at Macassa are targeted at $85 – $95 million, with the #4 Shaft project expected to account for $55 – $60 million and the remainder largely related to completion of a ventilation upgrade project, mill improvements and increased development to support future mine production. Growth capital expenditures(1) at Fosterville in FY 2021 are targeted at $5 – $10 million reflecting the completion of a number of key projects during 2020.

•Exploration expenditures in FY 2021 are estimated at $170 – $190 million versus re-issued FY 2020 guidance of $130 – $150 million and to FY 2020 exploration expenditures of $122.7 million. Of total exploration expenditures, approximately $85 – $95 million are targeted for Fosterville, where drilling will continue to focus Mineral Reserve and Mineral Resource replacement and identifying new high-grade zones at key targets, including Lower Phoenix, Cygnet, Robbin’s Hill and Harrier. Exploration expenditures in Canada are also expected to total $85 – $95 million, with expenditures of $45 – $50 million targeted for Macassa and $40 – $45 million for Detour Lake.

•Corporate G&A expense in 2021 is estimated at $50 – $55 million, unchanged from the re-issued FY 2020 guidance and compared to FY 2020 Corporate G&A costs of $50.3 million.

THREE-YEAR PRODUCTION GUIDANCE

Three-Year Production Guidance(1)

	Detour Lake	Macassa	Fosterville	Consolidated
2021 (kozs)	680 – 720	220 – 255	400 – 425	1,300 – 1,400
2022 (kozs)	680 – 720	295 – 325	325 – 400	1,300 – 1,445
2023 (kozs)	680 – 720	400 - 425	325 – 400	1,405 – 1,545
(1)Three-year production guidance does not include any production from the Holt Complex or Northern Territory.

14 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
On December 10, 2020, the Company released three-year production guidance on a consolidated basis and for each of its producing assets. Detour Lake is expected to achieve significant growth in 2021, with production increasing to 680,000 – 720,000 ounces at AISC per ounce sold(1) lower than $900. This higher level of production, resulting from both increased production rates and improvement in average grades, is targeted to be maintained for the next few years and eventually increase further to approximately 800,000 ounces in 2025 based on the existing mine plan. In addition, the Company expects to issue a new mine plan in 2022, following completion of the current exploration drilling program, which it believes could result in a significantly improved longer-term outlook for the Detour Lake Mine.

Production at Macassa is expected to ramp up over the next three years, reaching 400,000 ounces in 2023 following completion of the #4 Shaft. Production in 2021 is targeted at 220,000 – 255,000 ounces at AISC per ounce sold(1) averaging below $750. With completion of the #4 Shaft on track for late 2022 and production commencing from near surface zones using a surface ramp, production is targeted to increase to 295,000 – 325,000 ounces in 2022 before increasing to 400,000 – 425,000 ounces in 2023.

Commencing in 2021, production at Fosterville will be lowered from levels achieved in FY 2020 and FY 2019. The change is being undertaken as the Company adjusts the mining plan to create a more sustainable operation while drilling continues to identify new Mineral Reserves and Mineral Resources, with a focus on drilling to identify additional high-grade zones. Fosterville’s production profile over the next three years includes a target of 400,000 – 425,000 ounces in 2021, moving to a range of 325,000 – 400,000 ounces in 2022 and 2023.

(1)The Three-Year Production Guidance section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

CONSOLIDATED MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES AS AT DECEMBER 31, 2020

On February 25, 2021, the Company released Mineral Reserve and Mineral Resource estimates as at December 31, 2020, with the comparison period being December 31, 2019. Mineral Reserve and Mineral Resource estimates are determined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators ("NI 43-101"). Additional details relating to the Company’s Mineral Reserve and Mineral Resource estimates as at December 30, 2020 are set out below and in the Company’s press release dated February 25, 2021.

The Company’s drilling program for the purpose of replacing Mineral Reserves and Mineral Resources during 2020 was significantly impacted by disruptions related to COVID-19. All drilling was suspended during the second quarter as part of the Company’s COVID-19 response. Drilling resumed later in the quarter and ramped up over the remainder of the year, following strict COVID-19 safety protocols. Of a total of 525,000 metres of drilling planned for the year, approximately 340,000 metres or 65% was completed.

For Kirkland Lake Gold assets as at December 31, 2020, Mineral Reserves were estimated using a long-term gold price of US$1,300/oz (C$1,700/oz; A$1,765/oz). These price assumptions are unchanged from the Mineral Reserve estimates as at December 31, 2019, with the exception of Detour Lake, where Mineral Reserve and Mineral Resource estimates as at December 31, 2019 were calculated using a long-term gold price of US$1,000/oz with an assumed exchange rate of US$1.0:C$1.10. All Mineral Resource estimates are provided exclusive of Mineral Reserves. Comparisons to previous Mineral Reserves and Mineral Resources in this press release are to estimates as at December 31, 2019. For more historical comparisons, Mineral Resource estimates for the Australian operations prior to the mid-year 2017 Mineral Reserve and Mineral Resource estimates for Fosterville, released in June 2017, were calculated inclusive of Mineral Reserves and, therefore, are not directly comparable to the December 31, 2019 and December 31, 2018 estimates. Detailed footnotes for the December 31, 2020 Mineral Reserve and Mineral Resource estimates are provided later in this press release.

Consolidated Mineral Reserves at operating assets as at December 31, 2020 totalled 20,118,000 ounces, after depletion of 1,451,000 ounces, a 3% increase from 19,618,000 ounces as at December 31, 2019. The increase in Mineral Reserves resulted from a 6% increase in Mineral Reserves at Detour Lake Mine mainly due to a lower average cut-off grade. Mineral Reserves at Macassa included 2,282,000 ounces at an average grade of 20.1 g/t, with an additional 86,000 ounces at an average grade of 8.7 g/t located in near-surface zones along the Amalgamated Break. These Mineral Reserves compared to Mineral Reserves as at December 31, 2019 of 2,360,000 ounces at an average grade of 22.1 g/t, with 93,000 ounces of Mineral Reserves in the near-surface zones at an average grade of 10.7 g/t. At Fosterville, Mineral Reserves as at December

15 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
31, 2020 totalled 1,790,000 ounces at an average grade of 15.4 g/t, with there being an additional 180,000 ounces at 5.3 g/t at Robbin’s Hill. During FY 2020, a total of 647,000 ounces were depleted at an average grade of approximately 33.0 g/t. The mine replaced 341,000 ounces of the depleted ounces despite completing approximately 52% of the planned drilling program during the year. The Company’s December 31, 2020 Mineral Reserve estimate does not include Mineral Reserves from non-operating assets.

CONSOLIDATED MINERAL RESERVE ESTIMATE (EFFECTIVE DECEMBER 31, 2020)

	December 31, 2020				December 31, 2019
Proven and Probable	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Depleted Oz 2020 (000's)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)
Macassa	3,532	20.1	2,282	187	3,320	22.1	2,360
Macassa Near Surface	308	8.7	86		273	10.7	93
Total CDN Underground	3,841	19.2	2,369	187	3,593	21.2	2,453
Detour Lake Pit - Above 0.5 g/t(1)	382,969	0.96	11,862	617(1)	397,680	0.99	12,640
Detour Lake Pit - Below 0.5 g/t	114,426	0.41	1,510
West Detour Pit - Above 0.5 g/t	58,530	0.95	1,779		54,920	0.94	1,660
West Detour Pit - Below 0.5 g/t	32,121	0.40	416
North Pit - Above 0.5 g/t	5,877	0.95	180		5,950	0.98	187
North Pit - Below 0.5 g/t	2,192	0.41	29
Detour Low Grade Fines					18,900	0.59	360
Total CDN Open Pit – Above 0.5 g/t	447,376	0.96	13,821	617	477,450	0.97	14,846
Total CDN Open Pit – Below 0.5 g/t	148,739	0.41	1,954
Total CDN Operations	599,956	0.94	18,144	804	481,043	1.12	17,300
Fosterville	3,610	15.4	1,790	647	3,000	21.8	2,100
Robbins Hill	1,060	5.3	180		1,240	5.5	218
Total AUS Operations	4,670	13.1	1,970	647	4,240	17.0	2,320
Total	604,627	1.03	20,118	1,451	485,283	1.26	19,618
Holt Complex(2)				31	5,432	4.0	702
Hislop(3)					176	5.8	33
Northern Territory(4)				5	988	4.0	128
Total NON OPERATING				37	6,596	4.1	863
Total w/ NON OPERATING	604,627	1.03	20,118	1,488	491,879	1.30	20,481
* Kirkland Lake Gold acquired Detour Lake Mine on January 31, 2020. Please refer to detailed footnotes set out below and the Company's press release dated February 25, 2021. An updated National Instrument 43-101 compliant technical report with respect to the Detour Lake Mine will be filed in Q1 2021

16 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
CONSOLIDATED MEASURED & INDICATED MINERAL RESOURCES* (EFFECTIVE DECEMBER 31, 2020)

	December 31, 2020			December 31, 2019
Measured and Indicated	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)
Macassa	1,800	13.3	769	1,616	13.8	717
Macassa Near Surface	117	6.1	23	47	7.8	12
Holt Complex(2)	11,690	4.5	1,699	7,752	4.2	1,047
Hislop(3)	1,337	4.0	173	1,147	3.6	132
Detour Zone 58N	2,900	5.8	534	2,900	5.8	534
Canamax(5)				240	5.1	39
Total CDN Underground	17,844	5.6	3,198	13,702	5.7	2,482
Detour Lake(1)	107,748	1.15	3,991	81,400	1.15	3,003
West Detour	23,462	0.88	667	31,000	0.88	878
Aquarius	23,112	1.49	1,106	22,300	1.29	926
Total CDN Open Pit	154,323	1.16	5,763	134,700	1.11	4,807
Total CDN Operations	172,166	1.62	8,961	148,402	1.5	7,290
Fosterville	7,690	5.6	1,390	12,300	5.3	2,080
Robbins Hill	2,120	4.8	329	3,460	3.5	386
Northern Territory(4)	25,200	2.3	1,830	17,200	2.5	1,410
Total AUS Operations	35,000	3.2	3,540	32,900	3.7	3,870
Total	207,148	1.88	12,505	181,362	1.91	11,164
* M&I Mineral Reserves are reported exclusive of Mineral Reserves
** Kirkland Lake Gold acquired Detour Lake Mine on January 31, 2020. Please refer to detailed footnotes set out below and the Company's press release dated February 25, 2021. An updated National Instrument 43-101 compliant technical report with respect to the Detour Lake Mine will be filed in Q1 2021

CONSOLIDATED INFERRED MINERAL RESOURCES (EFFECTIVE DECEMBER 31, 2020)

	December 31, 2020			December 31, 2019
Inferred	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)
Macassa	1,349	17.0	737	1,039	16.7	557
Macassa Near Surface	96	8.6	26	146	11.5	54
Holt Complex(2)	9,097	4.5	1,310	9,097	4.4	1,294
Hislop(3)	804	3.8	97	797	3.7	95
Detour Zone 58N	1,000	4.4	136	1,000	4.4	136
Canamax(5)				170	4.3	23
Total CDN Underground	12,346	5.8	2,306	12,248	5.5	2,160
Detour Lake(1)	31,830	0.82	844	33,600	0.79	855
West Detour	20,476	0.95	626	9,300	0.95	282
Aquarius	502	0.87	14
Total CDN Open Pit	52,808	0.87	1,484	42,900	0.82	1,137
Total CDN Operations	65,153	1.81	3,790	55,148	1.86	3,297
Fosterville	6,140	6.5	1,280	8,450	6.4	1,740
Robbins Hill	2,420	6.0	467	2,670	4.5	383
Northern Territory(4)	19,200	2.3	1,390	15,200	2.6	1,270
Total AUS Operations	27,700	3.5	3,140	26,400	4.0	3,390
Total	92,867	2.32	6,929	81,469	2.55	6,689

17 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)The Detour Lake Mine was acquired by Kirkland Lake Gold effective January 31, 2020 pursuant to the acquisition of Detour Gold. An updated NI 43-101 compliant technical report with respect to the Detour Lake Mine will be filed in Q1 2021. Depletion in 2020, as noted in the Consolidated Mineral Reserve table is as of January 1,2020.
(2)The Holloway Mine was placed on care and maintenance in March 2020. Operations at the remainder of the Holt Complex were suspended effective April 2, 2020, with the suspension being extended until further notice on July 16, 2020. The Holt Complex assets were on care and maintenance as at December 31, 2020.
(3)The Hislop mine is a former producer acquired as part of St Andrew Goldfields in January 2016. Hislop has not been operated since the acquisition.
(4)The Cosmo mine and Union Reefs mill (part of the Company’s Northern Territory assets) were placed on care and maintenance effective June 30, 2017. Test mining and processing activities commenced at these assets in October 2019. These activities were suspended in March 2020
(5)Canamax included as part of Holt Complex in 2020.

Footnotes Related to Mineral Reserve Calculations
(1)CIM definitions (2019) were followed in the estimation of Mineral Reserves and all Mineral Reserves have been reported in accordance with NI 43-101.
(2)Mineral Reserves were estimated using a long-term gold price of US$1,300/oz (C$1,700/oz; A$1,765/oz).
(3)Cut-off grades for Canadian Assets were calculated for each stope, including the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery).
(4)Cut-off grades for Australian Assets were calculated for each mining block, including the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery).
(5)Cut-off grades for Detour Lake were calculated using an optimized variable cut-off grade over time, including the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery).
(6)Dilution estimates vary by mining methods and ranges from 5% to 50%.
(7)Extraction estimates vary by mining methods and range from 60% to 90%.
(8)Mineral Reserves estimates for Canadian Operations (excluding Detour Lake) were prepared under the supervision of Natasha Vaz, P.Eng.
(9)Mineral Reserve estimates for Detour Lake were prepared under the supervision of Andre Leite, P.Eng , AUSIMM CP (MIN), MEng., Technical Services Manager.
(10)Mineral Reserves estimates for Australian Operations were prepared under the supervision of I.Hann, FAusIMM
(11)Totals may not add up due to rounding.
(12)Please refer to the Company's Press Release dated February 25, 2021.

Footnotes Related to Mineral Resource Calculations
(1)Mineral Resources classified in accordance with CIM Definition Standards (2019).
(2)Mineral Resources for Detour Lake and West Detour project are based on a cut-off grade of 0.50 g/t Au.
(3)Mineral Resources for Zone 58N are based on a cut-off grade of 2.2 g/t with an assumed mining dilution of 12%.
(4)Mineral Resources for Macassa and Holt Complex were estimated at the following cut-off grades:
Macassa '04/Main Break: 8.6 g/t
Macassa Near Surface: 3.4 g/t
Macassa SMC: 5.1 g/t
Holt Mine: 2.8 g/t, with the exceptions noted below
Holt Near-Surface Zones: 2.5 g/t (Tousignant, Cascade, North Mattawasaga Pit)
Holloway Mine: 2.8 g/t, with the exception of the Deep Thunder (2.7g/t) and Canamax (2.5 g/t)
Taylor Mine: 2.6 g/t
Hislop Property: 2.2 g/t
Aquarius: 0 g/t cutoff grade.
(5)Fosterville Open Pit Mineral Resources were estimated using cut-off grades ranging between 0.8 g/t Au and 1.0 g/t Au.
(6)Fosterville Underground Mineral Resources were estimated using cut-off grades ranging between 2.3 g/t Au and 3.1 g/t Au.
(7)Northern Territory Open Pit Mineral Resources were estimated using a cut-off grade of 0.5 g/t Au.
(8)Northern Territory Underground Mineral Resources were estimated using a cut-off grades ranging between 1.5 g/t Au and 2.0 g/t Au.
(9)Mineral Resources were estimated using a gold price of US$1,500/oz and a CAD/USD exchange rate of 1.31 for Detour Lake and West Detour project.
(10)Mineral Resources were estimated using a gold price of US$1,300/oz and a CAD/USD exchange rate of 1.25 for Zone 58N deposit.
(11)Mineral Resources were estimated using a gold price of US$1,500/oz and a CAD/USD exchange rate of 1.28 for Macassa and Holt Complex.
(12)Mineral Resources were estimated using a gold price of US$1,425/oz and an AUD/USD exchange rate of 1.36 for the Australian assets.
(13)Mineral Resources are Exclusive of Mineral Reserves.
(14)Mineral Resource estimates for the Fosterville Property were prepared under the supervision of Troy Fuller, MAIG.
(15)Mineral Resource estimates for the Northern Territory properties were prepared under the supervision of Mark Edwards, FAusIMM, MAIG.

18 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
(16)Mineral Resource estimates for the Canadian assets (excluding Detour Lake) were prepared under the supervision of Eric Kallio, P. Geo. (Senior Vice-President, Exploration)
(17)Mineral Resource estimates for Detour Lake were prepared under the supervision of Andre Leite, P.Eng , AUSIMM CP (MIN), MEng., Technical Services Manager.
(18)Tonnes and gold ounce information is rounded to the nearest thousand; As a result, rows and columns may not add exactly due to rounding.
(19)Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(20)Please refer to the Company’s Press Release dated February 25, 2021.

LONG-TERM OUTLOOK
Kirkland Lake Gold is committed to generating returns for shareholders by achieving high levels of operational excellence, effectively allocating capital and increasing the profitability and value of its operations. The Company has achieved significant growth over the last several years, increasing production from 596,405 ounces in full-year 2017 to 1,369,652 ounces in FY 2020. The Company continues to target significant organic growth in production and/or mine life, including through the completion of the Macassa #4 Shaft project and through continued exploration success at each of its three cornerstone assets, Macassa, Detour Lake and Fosterville. The Company will also selectively pursue growth and value creation through additional external transactions where it sees an opportunity to enhance the value of assets by investing capital and applying the Company’s extensive technical expertise. The recent acquisition of Detour Gold was an important development for the Company as it seeks to generate long-term value and attractive returns. Detour Lake Mine is a large-scale, high-quality asset with significant current production, attractive growth potential and substantial unit-cost improvement opportunities. The Company is also committed to returning capital to shareholders through dividends and share repurchases, with a total of $848.3 million being returned in FY 2020. Kirkland Lake Gold’s significant financial strength and solid financial position provides financial flexibility to support the Company’s growth plans, including continued aggressive exploration of both near-term and longer-term opportunities on the Company’s district-scale land positions in Canada and Australia.

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three and twelve months ended December 31, 2020. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At December 31, 2020, the gold price closed at $1,888 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), largely the same as the closing gold price of $1,887 per ounce on September 30, 2020 and 25% higher than the closing gold price on December 31, 2019 of $1,515 per ounce. The Company’s average realized gold price for FY 2020 was $1,772 per ounce, which compared to an average realized gold price of $1,405 per ounce in FY 2019. The Company’s average realized gold price for Q4 2020 was $1,875 per ounce versus $1,481 per ounce for the same period in 2019 and $1,907 per ounce for the previous quarter.

Kirkland Lake Gold does not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management and mine efficiencies from its existing mines in order to mitigate against gold price decreases. During Q1 2020, the Company closed out gold forward sales covering approximately 252,000 ounces of gold at prices between $1,300 and $1,490 per ounce, which had been established by Detour Gold prior to January 31, 2020. The costs to close out these hedges, as well as hedges relating to diesel fuel and currency, was a one-time cash outflow of approximately $30.3 million.

19 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia. The functional currency of the Company and its Canadian subsidiaries up to December 31, 2020 was the Canadian dollar; the functional currency for all of the Australian subsidiaries is the Australian dollar. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a large portion of the operating and capital costs are denominated in Canadian and Australian dollars.

The Company elected to change the tax reporting currency of its Canadian subsidiaries from the Canadian to the United States dollar effective January 1, 2021. This change in tax reporting currency resulted in a re-assessment of the primary and secondary factors under IAS 21 The Effects of Changes in Foreign Exchange Rates and led to the conclusion that the functional currency of the Canadian entities is the United States dollar. Effective December 31, 2020, the functional currency of the Company's Canadian entities changed from the Canadian dollar to the United States dollar, with the change applied on a prospective basis.

As at December 31, 2020, the Canadian dollar closed at $0.7855 against the US dollar (compared to $0.7701 at December 31, 2019) and the Australian dollar closed at $0.7694 (compared to $0.7021 at December 31, 2019). The average rates for FY 2020 for the Canadian and Australian dollars were $0.7460 and $0.6899, respectively, against the US dollar. The average rate for the Canadian and Australian dollars in FY 2019 were $0.7538 and $0.6952, respectively. The average rate for Q4 2020 for the Canadian and Australian dollars were $0.7677 and $0.7314 respectively, which compared to the average rates in Q4 2019 of $0.7578 and $0.6836, respectively, and for the previous quarter of $0.7507 and $0.7149, respectively.

As with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S., Canadian and Australian governments. As at December 31, 2020, the Company did not have a foreign exchange hedging program in place.

REVIEW OF FINANCIAL PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three and twelve months ended December 31, 2020 and 2019.

20 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands except per share amounts)	Three Months ended December 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019

Revenue	$691,548	$412,379	$632,843	$2,460,104	$1,379,988

Production costs	(148,276)	(71,169)	(136,023)	(587,306)	(281,034)
Royalty expense	(23,497)	(11,002)	(21,481)	(85,485)	(36,432)
Depletion and depreciation	(120,920)	(52,865)	(86,707)	(383,052)	(168,921)
Earnings from mine operations	398,855	277,343	388,632	1,404,261	893,601

Expenses
General and administrative(1)	(7,382)	(10,576)	(20,409)	(60,490)	(45,365)
Transaction costs	0	(1,236)	707	(33,131)	(1,236)
Exploration	(3,602)	(9,336)	(2,498)	(14,415)	(33,469)
Care and maintenance	(9,288)	(239)	(14,256)	(33,004)	(1,191)
Rehabilitation costs	1,344	0	(32,626)	(33,730)	0
Earnings from operations	379,927	255,956	319,550	1,229,491	812,340

Finance and other items
Other income (loss), net	(41,077)	(25,166)	(23,453)	(72,489)	(18,817)
Finance income	(1,696)	1,948	1,524	3,543	6,941
Finance costs	432	(696)	(2,305)	(7,836)	(2,282)

Earnings before income taxes	337,586	232,042	295,316	1,152,709	798,182
Current income tax expense	(81,698)	(62,414)	(66,097)	(276,945)	(189,572)
Deferred income tax expense	(23,315)	(493)	(27,197)	(88,059)	(48,530)

Net earnings	$232,573	$169,135	$202,022	$787,705	$560,080

Basic earnings per share	$0.86	$0.81	$0.73	$2.91	$2.67
Diluted earnings per share	$0.85	$0.80	$0.73	$2.91	$2.65

Weighted average number of common shares outstanding (in 000's)
Basic	271,770	210,102	275,280	270,401	210,142
Diluted	272,703	211,382	275,471	271,355	211,645
(1)General and administrative expense for 2020 and Q4 2020 (2019 and Q4 2019) include general and administrative expenses of $50.3 million and $11.6 million ($36.3 million and $10.1 million in 2019) and share based payment expense of $10.2 million and ($4.2) million ($9.0 million and $0.5 million in 2019).

21 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Revenue

Revenue: FY 2020 vs FY 2019
($ Millions)
$2,800
$2,400
$2,000
$1,600
$1,200
$800
$400
$1,380.0
$575
$509
$2,460.1
FY 2019
Volume
Price
FY 2020

(1)In addition to volume and price factors, increase in revenue includes a $3.9 million foreign exchange impact compared to FY 2019.

Revenue in FY 2020 totalled $2,460.1 million, an increase of $1,080.1 million or 78% from $1,380.0 million in FY 2019. Of the growth in revenue, $575 million related to a 42% increase in gold sales, to 1,388,944 ounces, while $509 million resulted from a $367 or 26% increase in the averaged realized gold price(1), to $1,772 per ounce from $1,405 per ounce for FY 2019. The increase in revenue from FY 2019 largely reflected the 537,566 ounces of gold sales from Detour Lake since the mine’s acquisition on January 31, 2020, which resulted in revenue of $960.9 million. Revenue at Fosterville increased $234.6 million or 27%, to $1,119.5 million, reflecting a higher average realized gold price(1) and an increase in sales to 631,635 ounces from 624,645 ounces in FY 2019. These favourable contributions to revenue were only partially offset by significantly lower revenue at Holt Complex resulting from the suspension of operations at the Complex effective April 2, 2020. Revenue at Holt Complex in FY 2020 totaled $53.2 million versus $161.4 million a year earlier. Revenue at Macassa in FY 2020 totaled $326.6 million, slightly lower than revenue of $333.6 million in FY 2019 as the impact of a reduction in sales volumes from 239,240 ounces the previous year to 185,855 ounces in FY 2020 offset a higher average realized gold price(1).

Revenue: Q4 2020 vs Q4 2019
($ Millions)
$800
$700
$600
$500
$400
$300
$200
$100
$0
$412.4
$137
$146
$691.5
Q4 2019
Volume
Price
Q4 2020

Revenue: Q4 2020 vs Q3 2020
($ Millions)
$800
$700
$600
$500
$400
$300
$200
$632.8
$74
$-12
$691.5
Q3 2020
Volume
Price
Q4 2020

(1)In addition to volume and price factors, increase in revenue includes a $3.9 million foreign exchange impact compared to Q4 2019 and a $3.3 million foreign exchange impact compared to Q3 2020

22 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue in Q4 2020 totalled $691.5 million, an increase of $279.1 million, or 68% from $412.4 million in Q4 2019. Of the growth in revenue, $146 million related to a $394 per ounce increase in the average realized gold price(1), to $1,875 per ounce from $1,481 per ounce in Q4 2019, while $137 million was due to a 33% increase in sales volumes (371,009 ounces in Q4 2020 versus 278,438 ounces in Q4 2019). Detour Lake contributed $286.0 million to the Company's revenue in Q4 2020, the impact of which was only partially offset by the loss of revenue from Holt Complex due to the suspension of operations. Holt Complex contributed $1.2 million of revenue in Q4 2020 (related to the sale of 646 ounces resulting cleaning the mill circuit) compared to $46.8 million of revenue in Q4 2019. Revenue at Fosterville totalled $308.9 million in Q4 2020 versus $284.5 million in Q4 2019, as the favourable impact of a higher realized gold price(1) was only partially offset by lower sales from record quarterly level of 192,213 ounces in Q4 2019. Revenue at Macassa in Q4 2020 totalled $95.4 million, a 32% increase as a higher realized gold price(1) more than offset a small reduction in sales, to 51,174 ounces from 54,342 ounces in Q4 2019.

Revenue of $691.5 million in Q4 2020 was $58.7 million or 9% higher than $632.8 million the previous quarter. The increase in revenue quarter over quarter resulted from a $74 million favourable impact from a 12% increase in gold sales (371,009 ounces compared to 331,959 ounces in Q3 2020), which more than offset a $12 million unfavourable impact from a 2% reduction in the average realized gold price(1) ($1,875 per ounce versus $1,907 per ounce in Q3 2020). Revenue at Detour Lake and Macassa increased 9% and 27%, respectively, reflecting higher levels of gold sales, with sales at Detour Lake increasing to 153,296 ounces from 137,632 ounces in Q3 2020 and sales at Macassa growing 29% from 39,588 ounces during the previous quarter. Revenue at Fosterville in Q4 2020 increased 5% from Q3 2020, to $308.9 million from $295.2 million the previous quarter.

Net Earnings and Adjusted Net Earnings(1)

Net Earnings and Earnings Per Share

Net earnings for FY 2020 totalled $787.7 million ($2.91 per basic share), an increase of $227.6 million or 41% from $560.1 million ($2.67 per basic share) in FY 2019. The increase in net earnings compared to FY 2019 mainly reflected the 78% increase in revenue year over year, which had a $2.80 favourable impact on earnings per share. Also contributing to earnings growth was reduced expensed exploration, with a greater proportion of exploration expenditures being capitalized in FY 2020 versus FY 2019.

The favourable impact of increased revenue and lower expensed exploration was only partially offset by higher costs in a number of areas. Production costs and depletion and depreciation expense increased from FY 2019 largely reflecting the addition of Detour Lake Mine, which had production costs of $356.1 million and depletion and depreciation costs of $214.8 million for the 11 months ending December 31, 2020. An increase in other loss mainly reflected higher foreign exchange

23 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
losses due to a weakening of the US dollar during FY 2020, while royalty costs increased mainly due to the introduction of a new 2.75% royalty introduced by the Victorian Government effective January 1, 2020, which added $30.5 million of royalty expense at Fosterville. Other significant factors having an unfavourable impact on net earnings compared to FY 2019 included higher rehabilitation costs reflecting the $32.6 million increase in environmental remediation provisions in Q3 2020 resulting from a new water rehabilitation program in the Northern Territory, transaction costs of $60.5 million related to the Detour Gold acquisition and higher care and maintenance costs resulting from the suspension of operations at Holt Complex and business activities in the Northern Territory.

In addition, there was an unfavourable impact on net earnings per share year over year by an increase in average shares outstanding, to 270.4 million in FY 2020 from 210.1 million for FY 2019, reflecting the issuance of 77,217,129 shares as consideration for the acquisition of Detour Gold on January 31, 2020, partially offset by the impact of share repurchases through the Company’s NCIB.

Net earnings in Q4 2020 totalled $232.6 million ($0.86 per share), a $63.5 million or 38% increase from $169.1 million ($0.81 per share) in Q4 2019. A 68% increase in revenue, reflecting both a higher realized gold price and increased gold sales, was the primary driver of net earnings growth compared to Q4 2019, with lower expensed exploration and evaluation costs and slightly lower corporate G&A expense also contributing to the improvement. Partially offsetting these favourable factors were increased production costs and depletion and depreciation expense, mainly reflecting to the addition of Detour Lake Mine effective January 31, 2020, a higher effective tax rate (31.1% in Q4 2020 versus 27.1% in Q4 2019) due to a greater proportion of taxable earnings in Canada, mainly resulting from the acquisition of Detour Lake Mine, the impact of higher foreign exchange losses in Q4 2020 on other loss, higher royalty expense mainly related to the new 2.75% royalty applicable to Fosterville effective January 1, 2020 and increased care and maintenance costs due to the suspension of activities at Holt Complex and in the Northern Territory.

The increase in net earnings per share compared to Q4 2019 was achieved despite a $0.18 per share unfavourable impact from an increase in average shares outstanding (271.8 million for Q4 2020 versus 210.1 million shares in Q4 2019), which resulted from the issuance of 77,217,129 shares related to the Detour Gold acquisition.

24 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Net earnings in Q4 2020 totalled $232.6 million ($0.86 per share) a $30.6 million or 15% increase from $202.0 million ($0.73 per share) the previous quarter. The increase in net earnings was mainly driven by solid revenue growth, as higher sales volumes more than offset the impact of a slightly lower average realized gold price. Also contributing to the increase in net earnings quarter over quarter were lower Corporate G&A expense and reduced rehabilitation costs, with the $31.3 million reduction in rehabilitation costs related to the $32.6 million increase in the environmental remediation provision in Q3 2020. Partially offsetting these factors were increased depletion and depreciation costs, the impact of increased foreign exchange losses and higher production costs. The increase in depletion and depreciation was mainly at Detour Lake and largely resulted from increased volumes as well as adjustments to fair value estimates related to purchase price allocation. These adjustments increased depletion and depreciation expense in Q4 2020 by approximately $20.0 million, approximately half of which related to revisions to depletion and depreciation expense during the first three quarter of FY 2020.

Adjusted Net Earnings(1)

Adjusted net earnings(1) for FY 2020 totalled $922.9 million ($3.41 per share), an increase of $346.5 million or 60% from $576.4 million ($2.74 per share) for the same period in 2019. The difference between net earnings and adjusted net earnings(1) for FY 2020 related to the exclusion from adjusted net earnings(1) of $58.5 million ($44.6 million after tax) of foreign exchange losses, $33.8 million ($24.9 million after tax) of transaction costs, mainly related to the Detour Gold acquisition, the $32.6 million ($22.8 million after tax) increase in environmental remediation provisions in Q3 2020, $18.0 million ($12.5 million after tax) of restructuring and severance costs resulting from the suspension of operations at Holt Complex and business activities in the Northern Territory, as well as $15.4 million ($10.6 million after tax) of costs related to the Company’s COVID-19 response. The difference between net earnings and adjusted net earnings(1) in FY 2019 was the exclusion from adjusted net earnings(1) of $16.2 million ($12.9 million after tax) of foreign exchange losses, as well as $2.3 million ($1.6 million after tax) related to purchase price allocation adjustments on inventory.

Adjusted net earnings(1) in Q4 2020 totalled $265.8 million ($0.98 per share), an increase of 43% from $185.3 million ($0.88 per share) in Q4 2019 and $254.0 million ($0.92 per share) in Q3 2020. The difference between net earnings and adjusted net earnings(1) in Q4 2020 mainly related to the exclusion from adjusted net earnings(1) of $35.0 million ($22.8 million after tax) of foreign exchange losses relating to a weakening of the US dollar against the Canadian and Australian dollars during the quarter. The primary difference between net earnings and adjusted net earnings(1) in Q4 2019 related to the exclusion from adjusted net earnings of $23.3 million ($16.1 million after tax) of foreign exchange losses. The difference between net earnings and adjusted net earnings(1) in Q3 2020 mainly related to the exclusion from adjusted net earnings(1) of the $32.6 million ($22.8 million after tax) increase in environmental remediation provisions, $23.6 million ($18.0 million after tax) of foreign exchange losses, as well as $8.1 million ($5.6 million after tax) of restructuring and severance costs mainly at the Holt Complex.

25 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Cash and Cash Flows

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.
(2)Net cash provided by operating activities as reported on the Condensed Consolidated Interim Statements of Cash Flows totalled $1,315.8 million (including $1,376.3 million of adjusted net cash provided by operating activities less cash used for transaction and restructuring costs, mainly related to the acquisition of Detour Gold).
(3)Related to impact of foreign exchange rate changes on cash held in foreign currencies.

The Company’s cash balance at December 31, 2020 totalled $847.6 million, a $140.4 million or 20% increase from $707.2 million at December 31, 2019. For FY 2020, net cash provided from operating activities totalled $1,315.8 million, which compared to $919.4 million in FY 2019, with the increase reflecting strong revenue and earnings growth year over year.

A total of $189.8 million of cash was used for investing activities, which included $582.7 million of cash used for additions to mining interests and plant and equipment, and $27.2 million used for investments in other public and private entities, mainly Wallbridge Mining Company Ltd. These uses of cash were partially offset by $174.3 million of proceeds from the sale of investments in Osisko Mining Inc., Novo Resources Corp. and De Grey Mining Ltd., receipt of $173.9 million of cash, which was acquired as part of the Detour Gold transaction and $75.0 million received from Newmont related to a new strategic alliance agreement entered into by the two companies in Q3 2020.

Cash used from financing activities for FY 2020 totalled $987.4 million, with the largest component being $732.4 million of cash used to repurchase 18,925,900 shares through the Company’s NCIB. Also contributing to cash used for financing activities for FY 2020 were $115.9 million used for dividend payments, the use of $98.6 million to repay Detour Gold’s outstanding debt during Q1 2020, $30.3 million of cash used to close out Detour Gold’s hedge positions relating to forward gold sales as well as hedges on currencies and diesel fuel and $10.2 million for the payment of lease obligations.

26 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)Related to impact of foreign exchange rate changes on cash held in foreign currencies.

The Company’s cash balance totalled of $847.6 million at December 31, 2020 was largely unchanged from $848.5 million at September 30, 2020. Net cash provided by operating activities totalled $420.9 million, which compared to net cash provided by operating activities of $247.1 million in Q4 2019 and $431.1 million the previous quarter. The increase from Q4 2019 reflected strong cash generation by the Company’s operations. The change from Q3 2020 largely reflected the difference in changes in non-cash working capital during the two quarters as well as higher levels of income taxes paid in Q4 2020. Net cash from investing activities in Q4 2020 totalled $147.2 million, as additions to mining interests and plant and equipment totalling $188.5 million and investments in public and private entities of $19.6 million more than offset the receipt of $64.6 million in proceeds from the sale of investments in Novo Resources Corp. and De Grey Mining Ltd. Contributing to the $277.1 million of net cash used for financing activities in Q4 2020 was $245.3 million (C$319.5 million) of cash used to repurchase 5,727,500 common shares through the Company’s NCIB and $34.2 million used for the quarterly dividend payment of US$0.125 per share paid on October 14, 2020 to shareholders of record at the close of business on September 30, 2020.

Free cash flow(1)

Free cash flow(1) in FY 2020 totalled $733.1 million, which compared to free cash flow(1) of $463.0 million in FY 2019. Excluding $60.5 million of transaction and restructuring costs, mainly related to the Detour Gold acquisition, and a $132.6 million tax installment payment related to 2019 taxable income in Australia during Q2 2020, free cash flow(1) in FY 2020 totalled $926.2 million. For Q4 2020 free cash flow(1) totalled $232.4 million, an increase of $99.6 million or 75% from free cash flow(1) of $132.8 million in Q4 2019, with the increase being driven by a 70% increase in net cash provided by operating activities, to $420.9 million. Free cash flow(1) in Q4 2020 compared to free cash flow(1) of $275.7 million in Q3 2020, with the reduction reflecting increased mineral property additions and additions to property, plant and equipment, as well as lower net cash provided by operating activities.

(1)The Review of Financial Performance section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

27 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s foundation Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable Mineral reserves totalling 3.5 million tonnes grading an average of 20.1 g/t for 2.3 million ounces as at December 31, 2020. In addition, at year-end 2020 there were 308,000 tonnes grading an average of 8.7 g/t for 86,000 ounces of Mineral Reserves in near-surface zones along the Amalgamated Break, which the Company plans to access in late 2021 by driving a surface ramp.

Operating results	Three Months ended December 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019

Total Ore Milled (t)	74,353	87,573	78,526	312,759	324,077
Average Grade (g/t)	22.4	20.5	15.4	18.6	23.7
Gold Contained (oz)	53,526	57,672	38,897	187,394	246,377
Recovery (%)	97.7%	97.8%	97.8%	97.7%	97.9%
Gold Produced (oz)	52,283	56,379	38,028	183,037	241,297
Gold Sold (oz)	51,174	54,342	39,588	185,855	239,240
Development metres - operating	2,186	854	1,957	7,907	3,400
Development metres - capital	660	787	880	3,741	4,580
Production costs	$27,180	$25,615	$26,000	$107,336	$99,227
Operating cash costs per ounce sold(1)	$534	$471	$648	$562	$414
AISC per ounce sold(1)	$941	$721	$1,081	$922	$695
Total capital expenditures (in thousands)	$38,067	$35,937	$33,412	$130,721	$193,432
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

FY 2020

Production at Macassa in FY 2020 totalled 183,037 ounces, which resulted from processing 312,759 tonnes at an average grade of 18.6 g/t and at average recoveries of 97.7%. FY 2020 production compared to production of 241,297 ounces for FY 2019, which resulted from processing 324,077 tonnes at an average grade of 23.7 g/t and at average recoveries of 97.9%. The reduction from FY 2019 reflected both reduced tonnes processed and a significantly lower average grade resulting from the transition to reduced operations as part of the Company’s COVID-19 response during Q2 2020, the impact of ongoing health and safety protocols related to COVID-19 through the remainder of the year and reduced workforce productivity and equipment availability in Q3 2020 resulting from excessive heat in the mine during the quarter, which lead to reduced mining rates and a lower than planned average grade, as mining during the quarter focused on the most accessible stopes, which were the lower-grade stopes planned for the quarter.

Production costs for FY 2020 totalled $107.3 (including $3.3 million related to the Company’s COVID-19 response) versus $99.2 million for FY 2019. Operating cash costs per ounce sold(1) averaged $562 compared to $414 for the same period in 2019 with the change largely reflecting the impact of lower tonnes processed and average grade on production and sales volumes, as well as higher costs related to operating development, maintenance and underground mining services. AISC per ounce sold(1) averaged $922 for FY 2020 versus $695 a year earlier. The change from FY 2019 resulted from the impact of a lower sales volumes on per ounce costs and higher operating costs(1). Sustaining capital expenditures(1) in FY 2020 totalled $56.3 million, or $303 per ounce sold, versus $55.4 million , or $231 per ounce sold, in FY 2019.

28 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

Q4 2020

Production at Macassa in Q4 2020 totaled 52,283 ounces compared to production of 56,379 ounces in Q4 2019 and 38,028 ounces the previous quarter. Production in Q4 2020 resulted from processing 74,353 tonnes at an average grade of 22.4 g/t and average recoveries of 97.7%, which compared to 87,573 tonnes processed in Q4 2019 at an average grade of 20.5 g/t and average recoveries of 97.8% and 78,526 tonnes at an average grade of 15.4 g/t and average recoveries of 97.8% in Q3 2020. The change in production from Q4 2019 largely reflected lower tonnes processed which was only partially offset by an improvement in the average grade, mainly due to mine sequencing in the SMC. The 37% increase in production compared to the previous quarter was due to a 45% improvement in the average grade reflecting a greater proportion of higher-grade stopes in the SMC being mined during the final quarter of the year.

Production costs in Q4 2020 totalled $27.2 million versus $25.6 million in Q4 2019 and $26.0 million the previous quarter. Operating cash costs per ounce sold(1) averaged $534 in Q4 2020 versus $471 in Q4 2019 and $648 in Q3 2020. The increase in operating cash costs per ounce sold(1) from Q4 2019 reflected higher operating costs mainly due to higher levels of operating development and increased maintenance expense, as well as the impact of lower sales volumes. The reduction from Q3 2020 reflected the favourable impact of a higher average grade on sales volumes in Q4 2020. AISC per ounce sold(1) averaged $941 in Q4 2020 compared to $721 in Q4 2019 and $1,081 the previous quarter. The increase from Q4 2019 largely related to higher sustaining capital expenditures(1), which totalled $17.3 million or $338 per ounce sold compared to a low level in Q4 2019 of $10.0 million or $185 per ounce sold. Higher sustaining capital expenditures(1) in Q4 2020 largely related to increased capital development, as well as investments in mill enhancements and underground infrastructure including a new shop and ventilation upgrades. The improvement in AISC per ounce sold from Q3 2020 largely related to the impact of a higher average grade on sales volumes, which resulted in lower operating cash costs(1) and sustaining capital expenditures(1) on a per ounce sold basis. Sustaining capital expenditures(1) in Q3 2020 totaled $14.1 million or $357 per ounce sold.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

29 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Growth projects: Growth capital(1) expenditures at Macassa for FY 2020 totalled $46.6 million ($11.4 million in Q4 2020). Of total growth expenditures for FY 2020, $35.2 million ($8.1 million in Q4 2020) related to the #4 shaft project. During Q4 2020, the shaft advanced 875 feet and had reached a depth of 4,240 feet as of December 31, 2020. On May 6, 2020, the Company announced that, based on progress to date and the results of a review of the #4 shaft project earlier in the year, the project scope and schedule for the #4 Shaft was revised. The project is now expected to be completed in one phase, to a depth of 6,400 feet, with project completion targeted for late 2022, over one year sooner than the initial project schedule. The project was approximately one month ahead of schedule at the end of FY 2020. Capital expenditures incurred to December 31, 2020 for the #4 Shaft project totalled $177.7 million, with the project continuing to target total capital expenditures of $320 million or lower.

Detour Lake

Detour Lake Mine is the second largest gold producing mine in Canada. Detour Lake is located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, within the northernmost Abitibi Greenstone Belt. The mine is situated in the area of the historic Detour Lake open pit/underground mine operated by Placer Dome which produced 1.8 million ounces of gold from 1983 to 1999. With total Mineral Reserves of 596.1 million tonnes at an average grade of 0.82 g/t for a total of 15.8 million ounces as at December 31, 2020, Detour Lake Mine has the largest Mineral Reserve base of any gold mine in Canada, which supports a mine life of well over 20 years.

The Company obtained the Detour Lake Mine through the acquisition of Detour Gold on January 31, 2021. The results presented for FY 2020 below are for the 11 months from January 31, 2020 to the end of the year.

Operating results	Three Months ended December 31, 2020	Three Months Ended September 30, 2020	Year Ended December 31, 2020

Total Ore Milled (t)	5,829,230	5,898,694	21,091,938
Average Grade (g/t)	0.9	0.8	0.8
Gold Contained (oz)	166,756	154,345	565,759
Recovery (%)	91.8%	90.7%	91.3%
Gold Produced (oz)	153,143	140,067	516,757
Gold Sold (oz)	153,296	137,632	537,566
Production costs	$95,149	$87,354	$356,072
Operating cash costs per ounce sold(1)	$612	$634	$625
AISC per ounce sold(1)	$1,207	$1,259	$1,171
Total capital expenditures (in thousands)	$105,291	$96,857	$311,140
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

FY 2020

Production at Detour Lake in FY 2020 totalled 516,757 ounces, which resulted from processing 21,091,938 tonnes at an average grade of 0.83 g/t with average recoveries of 91.3%. The 516,757 ounces of production in FY 2020 was below the re-issued full-year 2020 guidance range of 520,000 – 540,000 ounces, reflecting slightly lower than planned average grades and tonnes processed during the second half of 2020.

Production costs for the 11 months ended December 31, 2020 totalled $356.1 million (including $8.9 million of COVID-19 related costs). Operating cash costs per ounce sold(1) averaged $625 per ounce sold, while AISC per ounce sold(1) averaged $1,171. The mine’s sustaining capital expenditures(1) totalled $269.5 million or $501 per ounce sold. Gold sales at Detour Lake in FY 2020 totalled 537,566 ounces, higher than the production total of 516,757, largely reflecting the sale of approximately 21,000 ounces from inventory in Q1 2020 upon completion of the Detour Gold acquisition on January 31, 2020.

Q4 2020

Production at Detour Lake in Q4 2020 totaled 153,143 ounces, which involved processing 5,829,230 tonnes at an average grade of 0.89 g/t and average recoveries of 91.8%. Production in Q4 2020 compared to production in Q3 2020 of 140,067 ounces, which resulted from processing 5,898,694 tonnes at an average grade of 0.81 g/t and average recoveries of 90.7%.

30 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
The increase in production quarter over quarter resulted from a higher average grade due to mine sequencing with mining advancing to the later stages of Phase 1 which involved higher-grade areas than during the previous quarter.

Production costs at Detour Lake Mine in Q4 2020 totalled $95.1 million (including $1.2 million of COVID-19 related costs). Operating cash costs per ounce sold(1) averaged $612 in Q4 2020 compared to $634 the previous quarter, with the improvement resulting from the favourable impact of a higher average grade on sales volumes. AISC per ounce sold(1) averaged $1,207 versus $1,259 in Q3 2020 reflecting lower operating cash costs and sustaining capital expenditures(1) on a per ounce sold basis as a result of higher sales volumes. During Q4 2020, sustaining capital expenditures(1) at Detour Lake totalled $80.7 million, unchanged from the previous quarter. However, on a per ounce sold basis, sustaining capital expenditures(1) totaled $527 versus $586 in Q3 2020.

Growth projects: Growth capital expenditures(1) at Detour Lake for both FY 2020, excluding capitalized exploration, totalled $29.5 million ($17.8 million in Q4 2020). Growth capital expenditures(1) mainly related to the procurement of mobile equipment, deferred stripping and investments in surface infrastructure.

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located east of Matheson, approximately 20 km west of the Quebec border, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). Mine production from the three mines is processed at the Holt Mill, on the Holt-Holloway property package. The Holt-Holloway property package is comprised of 48 separate property elements totalling 559 claims for an aggregate area of 11,528 hectares (“ha”). The Taylor Mine consists of 77 claims for a total area covering 3,080 ha.

On February 19, 2020, the Company designated the Holt Complex as a non-core asset with plans to review options for maximizing value. In mid-March, the Company placed the Holloway Mine on care and maintenance, with no plans for a future resumption of operations. Effective April 2, 2020, the Company suspended operations at the Taylor Mine and Holt Mine and Mill as part of the Company’s response to the COVID-19 pandemic while the Company continued the strategic review of the Holt Complex assets involving the consideration of all options for the maximizing of value. On July 16, 2020, the Company announced that the suspension of operations at the Holt Complex was being extended until further notice. Care and maintenance costs of $16.6 million were recorded for the Holt Complex in FY 2020 ($2.8 million in Q4 2020), of which $8.4 million related to restructuring and severance expense ($0.4 million in Q4 2020).

In August 2020, the Company entered into a strategic alliance agreement with Newmont through which Newmont paid the Company $75 million (not included in earnings) to acquire an option on certain mining and mineral rights related to the Company’s Holt Mine property. The agreement also includes a commitment by the two companies to work together to identify additional regional exploration opportunities around their respective land positions where they may cooperate to advance projects.

Operating results	Three Months ended December 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019

Total Ore Milled (t)	—	252,801	—	215,318	853,528
Average Grade (g/t)	—	4.1	—	4.5	4.4
Gold Contained (oz)	—	33,456	—	31,408	120,301
Recovery (%)	—	94.1%	—	93.6%	94.7%
Gold Produced (oz)	—	31,469	—	29,391	113,952
Gold Sold (oz)	646	31,883	—	33,888	115,849
Development metres - operating	—	2,605	—	1,812	8,104
Development metres - capital	—	2,183	—	2,058	6,191
Production costs	—	$25,220	—	$36,054	$104,888
Operating cash costs per ounce sold(1)	—	$790	—	$981	$904
AISC per ounce sold(1)	($36)	$1,321	—	$1,380	$1,353
Total capital expenditures (in thousands)	($26)	$15,395	($184)	$8,857	$53,848
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

31 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
FY 2020

For FY 2020, Holt Complex produced 29,391 ounces, almost all of which was in Q1 2020, which compared to production of 113,952 ounces for FY 2019. Production costs for FY 2020 totalled $36.1 million (including $2.4 million of COVID-19-related costs) versus $104.9 million for FY 2019. Operating cash costs per ounce sold(1) averaged $981 in FY 2020 versus $904 per ounce for FY 2019, while AISC per ounce sold(1) averaged $1,380 compared to $1,353 for the FY 2019. Sustaining capital expenditures(1) for FY 2020 totalled $9.1 million, or $268 per ounce sold, versus $43.3 million, or $374 per ounce sold, for FY 2019.

Q4 2020
No production was recorded from the Holt Complex during Q4 2020 and Q3 2020. The Complex recorded gold sales of 646 ounces in Q4 2020 related to cleaning the mill circuit resulting in $1.2 million of revenue. During Q4 2019, a total of 31,469 ounces was produced from processing 252,801 tonnes at an average grade of 4.1 g/t and average recoveries of 94.1%. Production costs in Q4 2019 totalled $25.2 million, while operating cash costs per ounce sold(1) averaged $790 and AISC per ounce sold(1) averaged $1,321. Sustaining capital expenditures(1) during Q4 2019 were $14.4 million or $450 per ounce sold.

Australian Mine Operations

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130 km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 3.0 million ounces to date. At December 31, 2020, the existing Fosterville Mine had total reserves of 3.6 million tonnes at an average grade of 15.4 g/t for a total of 1.8 million ounces. In addition, Mineral Reserves at Robbin’s Hill as at December 31, 2020 totalled 1.1 million tonnes at an average grade of 5.3 g/t for 180,000 ounces. Located approximately 4.0 kilometers from Fosterville’s existing mining operations, Robbin’s Hill has the potential to become a second mining operation to feed the Fosterville Mill.

Operating results	Three Months ended December 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019

Total Ore Milled (t)	183,635	121,998	167,533	593,343	492,874
Average Grade (g/t)	28.1	49.3	30.3	33.9	39.6
Gold Contained (oz)	165,824	193,499	163,112	647,293	627,181
Recovery (%)	98.9%	99.2%	99.0%	98.9%	98.8%
Gold Produced (oz)	164,008	191,894	161,489	640,467	619,366
Gold Sold (oz)	165,893	192,213	154,739	631,635	624,645
Development metres - operating	765	606	885	2,717	1,769
Development metres - capital	762	1,628	1,405	4,811	7,333
Production costs	$25,947	$20,334	$22,669	$87,844	$76,919
Operating cash costs per ounce sold(1)	$156	$106	$142	$139	$119
AISC per ounce sold(1)	$314	$258	$349	$312	$291
Total capital expenditures (in thousands)	$31,687	$40,602	$35,850	$126,197	$159,117
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

FY 2020

Production at Fosterville for FY 2020 was a record 640,467 ounces, 21,101 ounces or 3% higher than the 619,366 ounces produced in FY 2019. FY 2020 production resulted from processing 593,343 tonnes at an average grade of 33.9 g/t and average recoveries of 98.9%. The increase from FY 2019 was mainly due to a 20% increase in tonnes processed, which more than offset a 14% reduction in the average grade. The 640,467 ounces of production for FY 2020 exceeded full-year 2020 production guidance of 590,000 – 610,000 ounces mainly due to higher than planned tonnes processed and average grades during the second half of 2020.

32 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Production costs were $87.8 million (including $0.7 million of COVID related costs) for FY 2020 versus $76.9 million for the same period in 2019. The increase largely related to significantly higher mining and milling rates in FY 2020 vs a year earlier. Operating cash costs per ounce sold(1) and AISC per ounce sold(1) for FY 2020 of $139 and $312, respectively, which compared to $119 and $291, respectively, in FY 2019. Contributing to AISC per ounce sold(1) for FY 2020 were increased royalty payments of $30.5 million or $48 per ounce sold resulting from the new 2.75% royalty introduced by the Victorian Government effective January 1, 2020. Excluding the impact of the new royalty, AISC per ounce sold(1) for FY 2020 improved 9% from the FY 2019 level, mainly due to lower sustaining capital expenditures(1) during FY 2020. Sustaining capital expenditures(1) for FY 2020 totalled $56.4 million ($89 per ounce sold) versus $89.3 million ($143 per ounce sold) for FY 2019. Contributing to lower FY 2020 sustaining capital expenditures were disruptions resulting from the Company’s COVID-19 protocols, including the suspension of project and development work during Q2 2020, lower equipment procurement, and reduced levels of capital development, reflecting mine sequencing, with a greater proportion of development work focused on operating activities and growth projects (the twin exploration drive to Robbin’s Hill) in FY 2020 than in FY 2019.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

Q4 2020

The Fosterville Mine produced 164,008 ounces in Q4 2020 based on processing 183,635 tonnes at an average grade of 28.1 g/t and average mill recoveries of 98.9%. Q4 2020 production compared to record production of 191,894 ounces in Q4 2019, when the mine processed 121,998 tonnes at an average grade of 49.3 g/t and average recoveries of 99.2%. Q4 2020 production compared to production of 161,489 ounces the previous quarter when the mine processed 167,533 tonnes at an average grade of 30.3 g/t and at average recoveries of 99.0%. The change from Q4 2019 reflected a lower average grade, which more than offset the impact of increased tonnes processed, resulting from higher mining rates in both Lower Phoenix and Harrier as the mine benefited from recent investments in improved ventilation and paste fill. The reduction in the average grade reflected mine sequencing in the Swan Zone as well as a lower proportion of total mined tonnes coming from the Swan Zone versus other, lower-grade, areas. The increase in production from the previous quarter resulted from increased tonnes processed in Q4 2020.

Production costs were $25.9 million in Q4 2020 versus $20.3 million in Q4 2019 and $22.7 million the previous quarter (including $0.7 million of COVID-19 related costs). Operating cash costs per ounce sold(1) averaged $156, compared to operating cash costs per ounce sold(1) of $106 in Q4 2019 and $142 the previous quarter. The change compared to both prior periods mainly reflected a lower average grade in Q4 2020, as well as the impact of increased mining rates. AISC per ounce sold(1) averaged $314 versus $258 in Q4 2019 and $349 in Q3 2020. The change from Q4 2019 largely reflected the impact of the new 2.75% royalty introduced by the Victorian Government effective January 1, 2020. The new royalty contributed $8.5 million or $51 per ounce sold to AISC per ounce sold(1) in Q4 2020 ($8.0 million or $52 per ounce sold in Q3 2020). Excluding the impact of the new royalty, AISC per ounce sold(1) in Q4 2020 averaged $263 per ounce, similar to the Q4 2019 level as higher operating cash costs were largely offset by lower levels of sustaining capital expenditures(1), reflecting reduced capital development, ground support and mobile equipment procurement versus the same period in 2019. Compared to the previous quarter, the reduction in AISC per ounce sold(1) resulted from lower sustaining capital expenditures mainly reflecting reduced levels of capital development and mobile equipment procurement compared to Q3 2020. Sustaining

33 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
capital expenditures(1) in Q4 2020 totalled $11.5 million ($69 per ounce sold) versus $23.6 million ($123 per ounce sold) in Q4 2019, and $18.1 million ($117 per ounce sold) in Q3 2020.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

Growth projects: Growth capital expenditures(1) at Fosterville for FY 2020, excluding capitalized exploration, totalled $18.5 million ($3.9 million in Q4 2020). Work during FY 2020 focused mainly on construction of a new transformer station, new gold room/refinery and Aster Plant (tailings effluent remediation plant), as well as completion of a ventilation system and paste fill project during Q2 2020.

Northern Territory

On February 19, 2020, the Company announced that the Northern Territory assets had been designated as non-core with the Company planning to consider strategic options for maximizing the value of these assets. In March 2020, the Company announced the suspension of test mining and processing in the Northern Territory and also the suspension of exploration activities. The decision reflected results of the test production to date, as well as other priorities within the Company. Care and maintenance expense for the Company’s Northern Territory assets totalled $6.4 million in Q4 2020 and $16.4 million for FY 2020, including $2.8 million of restructuring and severance costs recorded in Q2 2020. Exploration expenditures in FY 2020 in the Northern Territory totalled $18.3 million, of which $15.8 million were incurred in Q1 2020. Exploration expenditures in Q4 2020 were $0.2 million.

Consistent with the Company’s commitment to effective environmental management, a three-year, $60 – $65 million water rehabilitation program was launched in the Northern Territory during Q3 2020, which resulted in a $32.6 million increase in the environmental remediation provisions being recorded during the quarter (included as rehabilitation costs in net earnings for FY 2020). The program, which is intended to address environmental issues caused by prior owners of the assets, involves managing the Howley Streak waste dumps, rehabilitation of dams and treatment of site water inventory. The objective of the program involves restoring approximately 360ha to grazing land quality, removing waste rock dumps and filling existing open pits.

(1)The Review of Operating Mines section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 40-47 of this MD&A.

GROWTH AND EXPLORATION

As part of the Company’s health and safety protocols related to the COVID-19 pandemic, all exploration drilling was suspended in March 2020. On April 1, 2020, the Company withdrew its 2020 guidance, including the target for $150 - $170 million of exploration expenditures (both expensed and capitalized) in 2020. In April, the Company announced plans to resume exploration drilling at its three main operations, Macassa, Detour Lake and Fosterville. The ramp up of exploration drilling extended through the remainder of the year. As at December 31, 2020, there were six surface and nine underground diamond drills deployed at Fosterville, one surface and eight underground drills at Macassa and nine surface drills at Detour Lake.

34 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Canada

Macassa

For FY 2020, the Company completed approximately 120,530 metres of underground drilling at Macassa, using up to nine underground drills on the 5300, 5600 and 5700 levels. The drilling targeted extensions of the SMC to the east, the west and to depth, as well as areas near the contact of the SMC and the Amalgamated Break and along the Amalgamated Break. In addition, the drilling focused on infill targets within the current Mineral Resource with the aim of upgrading resources within the SMC, Lower SMC and Amalgamated Break. Total exploration expenditures at Macassa, including capitalized exploration, totalled $31.4 million for FY 2020 ($9.7 million in Q4 2020).

Of the 120,530 metres total underground metres for FY 2020, 44,087 metres were drilled to test the extents of the East, West and Lower SMC, with an additional 18,997 metres being drilled to test the Amalgamated Break. In addition, 1,167 metres of drilling were completed from the 5300 Level to test the Main Break on the former Kirkland Minerals property 300 metres below the deepest mine level and proximal to the location of the #4 shaft. Infill drilling consisted of 56,279 metres of drilling focused on upgrading resources within the SMC and Lower SMC.

In addition, the Company completed 16,356 metres of drilling from surface utilizing up to two drills targeting both shallow and deep regional targets associated with the Amalgamated Break as well as shallow targets associated with the ‘04/Main Break. Of the total 16,356 metres, 844 metres were drilled to target deep regional areas of the Amalgamated Break, while 7,151 metres were completed to target areas proximal to the current near surface Mineral Resource associated with the Amalgamated Break and 8,361 metres were completed to target the ’04/Main Break.

In terms of exploration development, after completing 243 metres of development drifting in 2019 in support of future underground exploration drilling to extend the 5300 Level exploration drift to the east, which included the excavation of a new drill bay, an additional 343 metres of development to the east was completed during FY 2020 which included the excavation of two diamond drill bays. Development to the west on the 5300 Level was extended 254 metres during 2019 and development was reinitiated in Q3 2020 with 239 metres advanced by December 31, 2020. The Company also commenced an exploration development heading east on the 5807 decline late in 2019 to target the SMC East and Main Break at depth and completed a total of 748 metres of development during FY 2020. In late Q3 2020 the Company also commenced an exploration development heading on the 5150 Level to target the ’04 Break and potential extension of the SMC west of the Amikougami cross-fault and completed 106 metres of development as at December 31, 2020.\

A significant new project at Macassa in 2020 is the development of an exploration decline to access and explore previously identified high-grade zones near surface along the Amalgamated Break. The portal for the decline was completed in Q2 2020 with the first development round excavated on June 15, 2020. By the end of FY 2020, the decline had advanced approximately 1,085 metres.

On April 22, 2020, the Company announced encouraging drill results at Macassa, which expanded high-grade mineralization to the east of the SMC by an additional 75 metres from existing Mineral Resources. In addition, the Company announced that it had identified a new corridor of high-grade mineralization 700 metres long and 300 metres high located at depth along the historic Main Break on the Kirkland Minerals property. The corridor is located in close proximity to the new #4 shaft (currently being developed) and also to the planned location of the new exploration drift being developed east off the 5700 Level. Included in this corridor is an intersection of 141.3 g/t over 2.4 metres that is located within 650 metres of the #4 shaft and is 50 metres further east from previous drilling and 300 metres below the deepest level off the Kirkland Minerals shaft. The identification of the new corridor of high-grade mineralization highlights the significant exploration potential that continues to exist along the Main Break, which accounts for most of the 25 million ounces of historic production in the Kirkland Lake gold camp.

On October 19, 2020, The Company announced the intersection of exceptional gold grades at Macassa outside of existing Mineral Resources near the location where the dip of the SMC approaches the contact with mineralized zones stacked vertically along the Amalgamated Break. This area is considered highly prospective as it involves two separate areas of gold mineralization effectively coming together. The results also continued to expand the mineralization at depth in the Lower SMC and identified new areas of high-grade mineralization along the Amalgamated Break, further increasing the Company’s confidence that significant new Mineral Reserves can be added by drilling along the Break through the Kirkland Lake camp.

35 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Detour Lake.

The Company is also carrying out an aggressive surface exploration program at Detour Lake, to be completed by the end of 2021, aimed at expanding the present open-pit Mineral Reserve and Mineral Resource estimates both between the present Main and Detour West pits as well as at depth below the present open-pit Mineral Resource.

Exploration diamond drilling was initiated on the Detour Lake Mine property in mid-January with a total of 69,808 metres of drilling completed in FY 2020. A total of 3,693 metres of drilling in 11 drill holes targeted the 58N Zone and 66,115 metres of drilling in 84 holes (including 6 wedge holes) were completed between the Detour West and Main Pit areas. Drilling on the 58N Zone targeted the up-plunge and west extension of the resource within 300 meters of surface. Drilling west of the Main Pit targeted extensions of mineralization outside the present Mineral Resource. Exploration expenditures for FY 2020 totaled $14.0 million ($6.9 million in Q4 2020).

On June 29, 2020, the Company announced encouraging results from initial drilling at Detour Lake mine. Drilling in the Saddle Zone, west of the Main Pit, intersected broad zones of mineralization at attractive open-pit grades, as well as intervals of higher grade that support the possibility of underground Mineral Resources at depth. Drilling at 58N intersected high-grade mineralization up to 175 metres from the existing underground Mineral Resources. In the North Pit, northwest of the Main Pit, drilling extended mineralization both along strike and to depth of existing open-pit Mineral Resources.

On September 9, 2020, additional high-grade intersections from drilling in the Saddle Zone were released that continued to identify broad zones of mineralization and establish the continuity of the mineralized structure between the Main and West pit locations. Drilling in both the east and west portions of the Saddle Zone intersected mineralization with attractive grades more than 420 metres below the existing Mineral Reserve shells (the Main Pit Mineral Reserve shell in the case of drilling in the eastern portion and the West Pit Mineral Reserve shell for drilling in the western portion). The results provided additional evidence that there is a broad and continuous corridor of mineralization extending between the two pit locations to a depth of up to 820 m below surface.

On December 23, 2020, additional intersections exceptional grades, including 4.02 grams per tonne over 43.0 metres, 4.38 grams per tonne over 31.0 metres and 2.58 grams per tonne over 70.9 metres, were reported in the Saddle Zone between the Main and West pits, with high grades at depth supporting potential underground mining operations. In addition, drilling west of the West Pit extended the mineralized corridor by 200 metres, with intersections including 2.19 grams per tonne over 39.8 metres, 2.67 grams per tonne over 21.0 metres, 1.57 grams per tonne over 38.0 metres and 1.79 grams per tonne over 39.0 metres The new results provided further evidence that a much larger and higher-grade deposit exists at Detour Lake than is currently included in Mineral Reserves.

Timmins Regional Exploration

On September 25, 2020 the company signed an option agreement with Melkior Resources on the Carscellan property located 25 kms west of Timmins. A surface drill program was initiated in mid-October with 3,131 metres of drilling being completed in four holes (plus one abandoned) for Q4 2020 and FY 2020.

Australia

Total exploration expenditures in Australia for FY 2020, including capitalized exploration, totalled $76.1 million ($18.5 million in Q4 2020). Of the $76.1 million, $57.8 million was at Fosterville, where an extensive program of exploration drilling and development focused on supporting the future growth of the Fosterville mine. The primary targets of this program continued to be the Lower Phoenix system, Cygnet, Harrier, and Robbin’s Hill. In addition to extensive drilling, the Company commenced driving a twin underground exploration drift from Fosterville Mine to Robbin’s Hill in January 2020. The drift will support both future exploration at Robbin’s Hill, a potential second mining operation to feed the Fosterville Mill, and will also facilitate the exploration of a number of high-potential targets under other historic open pits in the area. The remaining $18.3 million of exploration expenditures in Australia for FY 2020 were in the Northern Territory, $15.8 million of which incurred in the first quarter.

36 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Fosterville Mine

During FY 2020, exploration expenditures, including capitalized exploration, at Fosterville totalled $57.8 million ($18.3 million in Q4 2020). Drilling was suspended in March 2020 as part of the Company’s COVID-19 health and safety protocols, which included the suspension of all non-essential work. Prior to the suspension of drilling, there was a total of 31,937 metres of drilling completed using up to six surface drills and eight underground drills. In early Q2 2020, the Company commenced the process of resuming the 2020 exploration program, with nine drills having been deployed by the end of Q2 2020 (15 drills as at December 31, 2020). A total of 117,848 metres of surface and underground drilling was completed for FY 2020 (31,852 metres during Q4 2020). Underground drilling during the fourth quarter continued to target the Harrier and Cygnet zones, as well as the Lower Phoenix system. Exploration drilling down-plunge in the Lower Phoenix system increased during the second half of the year following completion of additional development, including the establishment of new drill platforms. Surface drilling during Q4 2020 continued to test along the Curie at Robbin’s Hill in the northern part of the Fosterville Mining licence, as well as along the Herschel Fault, which also extends through the Robbin’s Hill target area. The Company also commenced underground drifting towards Robbin’s Hill in January 2020 from the Falcon underground workings, with close to 3,300 metres of drifting achieved by the end of FY 2020. Drilling of targets along the Curie Fault at Robbin’s Hill is expected to commence from the new exploration drive late in 2021 with completion of development targeted for mid-2022.

On July 30, 2020, the Company announced encouraging drill results at Fosterville, which included intersecting higher than expected grades with visible gold from infill drilling in the Swan Zone and confirming the substantial scale and continued growth potential of mineralized systems at Cygnet, Robbin’s Hill and Harrier.

Northern Territory

During the Q1 2020, prior to suspending exploration work in March, 4,143 metres of surface drilling was completed by two drills, with activity focused at Union Reefs on the Millars and Union South targets, and at Pine Creek on the Gandys target. Rehabilitation of all surface drill sites is in progress. Total exploration expenditures during FY 2020 were $18.3 million ($0.2 million in Q4 2020).

At the Cosmo Mine, prior to the suspension of exploration activities, underground drilling focused on the Lantern Deposit, where up to three rigs completed 12,680 metres, and a total of 1,071 metres of development was completed.

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, including quarterly dividend payments, as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at December 31, 2020, the Company had a positive working capital balance of $504.3 million, including a cash balance of $847.6 million, which compares to a working capital of $377.7 million and cash of $707.2 million at December 31, 2019. The strong working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes and the timing of sustaining and growth capital outlays.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for at least the next twelve months.

37 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Summary of Financial Instruments(1)
As at December 31, 2020

(in thousands)
Financial instrument	Principal amount	Associated Risks
Cash	$847,638	•Interest rate •Credit
Accounts receivable (not including sales taxes)	$2,390	•Credit •Market
Note receivable	$3,928	•Credit •Market
Investments in equity securities	$99,048	•Liquidity •Market
Warrant investments	$367	•Liquidity •Market
Accounts payable and accrued liabilities	$231,696	•Liquidity
Dividend payable	$50,268	•Liquidity
Warrant liability	$4,254	•Liquidity •Market
Share based payment liabilities	$34,363	•Market
Leases	$26,171	•Market
(1)Refer to note 24 of the audited Consolidated financial statements for the year ended December 31, 2020 for more information regarding financial instruments, fair value measurements and financial risk management, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2020, the Company did not have any off-balance sheet items.

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATON

Outstanding Share Information

	As at February 24, 2021	Weighted Average Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	267,051,980	—
Issued: Stock options	171,323	C$4.13
Issued: Restricted share units	335,053	—
Issued: Performance share units	320,554	—

Terms of the Company’s equity incentive plans are outlined in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

SELECTED ANNUAL INFORMATION

(in thousands, except for per share figures)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Financial Results
Revenue	$2,460,104	$1,379,988	$747,495
Earnings from mine operations	$1,404,261	$893,601	$289,129
Net earnings	$787,705	$560,080	$132,426
Basic earnings per share	$2.91	$2.67	$0.64
Diluted earnings per share	$2.91	$2.65	$0.63

38 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands)	As at and for the year ended December 31, 2020	As at and for the year ended December 31, 2019	As at and for the year ended December 31, 2018
Financial Position
Cash	$847,638	$707,206	$231,596
Working capital (See Non-IFRS measures)	$504,322	$377,685	$165,346
Mining interests and plant and equipment	$5,804,199	$1,496,926	$1,049,309
Total Assets	$7,080,536	$2,557,617	$1,485,800
Total non-current liabilities	$1,463,257	$323,918	$197,732
Cash dividends paid	($115,942)	($29,470)	($3,281)

The revenue and consequently the amount of net income and earnings per share is driven largely by the amount of gold produced and sold and is subject to fluctuations in the market price of gold in US dollars and the strength and weakening of the US dollar specifically against the Canadian and Australian dollars. The timing of gold pours, gold sales, gold price fluctuations, ore grade and gold inventory balances also affect quarterly results. Trends observed or averaged over a longer time period may be more representative of the true performance of the business.

QUARTERLY INFORMATION

The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s Condensed Consolidated Interim Financial Statements for each of the periods considered below and the Consolidated Financial Statements for the year ended December 31, 2020.

	2020
	Three Months Ended
(in thousands except per share amounts)	December 2020	September 2020	June 2020	March 2020
Revenue	$691,548	$632,843	$580,975	$554,738
Earnings before income taxes	$337,586	$295,316	$225,282	$294,525
Net earnings	$232,573	$202,022	$150,232	$202,878
Basic earnings per share	$0.86	$0.73	$0.54	$0.79
Diluted earnings per share	$0.85	$0.73	$0.54	$0.77

	2019
	Three Months Ended
(in thousands except per share amounts)	December 2019	September 2019	June 2019	March 2019
Revenue	$412,379	$381,430	$281,267	$304,912
Earnings before income taxes	$232,042	$254,119	$153,432	$159,589
Net earnings	$169,135	$176,604	$104,195	$110,146
Basic earnings per share	$0.81	$0.84	$0.50	$0.52
Diluted earnings per share	$0.80	$0.83	$0.49	$0.52

COMMITMENTS AND CONTINGENCIES

The contractual cash flow obligations of the Company as at December 31, 2020 are as follows:

As at December 31, 2020	Total	Less than a year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$235,950	$235,950	$—	$—	$—
Capital expenditure obligations	43,742	43,742	—	—	—
Purchase obligations	4,261	3,979	282	—	—
Lease obligation payments	29,712	7,668	8,503	5,991	7,550
Income taxes payable	141,513	141,513	—	—	—
	$455,178	$432,852	$8,785	$5,991	$7,550

39 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
RELATED PARTY TRANSACTIONS

The remuneration of directors and executive officers is determined by the compensation committee of the Board of Directors. The directors’ fees, consulting fees and other compensation of directors and executive officers were as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Officer salaries and short-term benefits	$12,989	$10,661
Share based payment expense	7,784	4,237
Directors fees	3,589	600
Severance payments	597	461
	$24,959	$15,959

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

The Company entered into contracts with wholly-owned subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $132 during the year ended December 31, 2020 (year ended December 31, 2019 - $61). Ms. Elizabeth Lewis-Gray, a member of the Company’s Board of Directors effective September 26, 2019, is the Co-founder, Chair and Managing Director of Gekko Systems.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

Our significant judgments, estimates and assumptions are disclosed in note 3 of the audited Consolidated financial statements for the year ended December 31, 2020.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION
The Company’s significant accounting policies are disclosed in note 3 of the audited consolidated financial statements for the year ended December 31, 2020. Effective January 31, 2020, in conjunction with the acquisition of Detour, the Company adopted a new accounting policy in relation to production phase stripping costs incurred at open pit mining operations, in line with the requirements of IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, which is discussed in the Deferred stripping costs section of note 3(i) of the audited consolidated financial statements for the year ended December 31, 2020. In addition, as part of the Detour acquisition, the Company acquired a contract asset, specifically an electricity contract under which the Detour Lake mine is paying below market rates over a five year period. As such, an accounting policy for intangibles was adopted by the Company effective January 31, 2020, as outlined in note 3(j) of the audited consolidated financial statements for the year ended December 31, 2020.
NON-IFRS MEASURES
The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

40 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Free Cash Flow and Adjusted Free Cash Flow
In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.
The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company. The Company also discloses and calculates adjusted free cash flow by excluding items from free cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.
Free cash flow and adjusted free cash flow is reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

(in thousands)	Three Months Ended December 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019
Net cash provided by operating activities	$420,932	$247,100	$431,119	$1,315,791	$919,390
Mineral property additions	(64,015)	(84,440)	(46,475)	(239,713)	(258,010)
Plant and equipment	(124,492)	(29,879)	(108,953)	(343,014)	(198,413)
Free cash flow	$232,425	$132,781	$275,691	$733,064	$462,967

(in thousands)	Three Months Ended December 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019
Net cash provided by operating activities	$420,932	$247,100	$431,119	$1,315,791	$919,390
Transaction and restructuring costs related to Detour acquisition	—	—	—	60,494	—
Adjusted net cash provided by operating activities	420,932	247,100	431,119	1,376,285	919,390
Mineral property additions	(64,015)	(84,440)	(46,475)	(239,713)	(258,010)
Plant and equipment	(124,492)	(29,879)	(108,953)	(343,014)	(198,413)
Adjusted free cash flow	$232,425	$132,781	$275,691	$793,558	$462,967
Operating Cash Costs and Operating Cash Costs per Ounce Sold
Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

41 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands)	Three Months Ended December 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019
Sustaining capital	$118,637	$52,439	$126,501	$431,364	$192,444
Growth capital(1)	71,650	68,897	55,394	212,805	317,616
Total capital expenditures	$190,287	$121,336	$181,895	$644,169	$510,060
Other	2,479	—	6,185	9,189	—
Finance leases related to IFRS 16	1,793	520	—	7,585	6,037
Total additions	$194,559	$121,856	$188,080	$660,943	$516,097
(1)Growth capital includes capitalized exploration.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital expenditures, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three months and years ended December 31, 2020 and 2019:

42 | Page

Q4 2020 MANAGEMENT DISCUSSION AND ANALYSIS

Year ended December 31, 2020
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated	Total Consolidated Excluding Detour[2]
Production costs	$36,054	$107,336	$356,072	$499,462	$87,844	$—	$87,844	$—	$587,306	$231,234
Share-based compensation	(308)	527	(234)	(15)	—	—	—	—	(15)	219
COVID-19 related costs	(2,436)	(3,338)	(8,919)	(14,693)	(713)	—	(713)	—	(15,406)	(6,487)
By-product credit	(53)	(101)	—	(154)	(143)	—	(143)	—	(297)	(297)
Purchase price allocation	—	—	(10,967)	(10,967)	508	—	508	—	(10,459)	508
Operating cash costs	33,257	104,424	335,952	473,633	87,496	—	87,496	—	561,129	225,177
Royalty expense	3,807	10,613	18,445	32,865	52,620	—	52,620	—	85,485	67,040
Stock-based compensation	308	(527)	234	15	—	—	948	9,248	10,211	9,977
Rehabilitation and remediation	1	6	225	232	60	53	113	—	345	120
General and administrative expense	—	—	—	17,477	—	—	13,124	19,693	50,294	50,294
Depreciation - ARO	—	363	4,373	4,736	307	—	307	—	5,043	670
Sustaining capital[1]	9,566	59,509	295,613	368,072	61,869	—	61,869	1,423	431,364	135,751
Capitalized depreciation	(484)	(3,187)	(26,068)	(29,739)	(5,421)	—	(5,421)	—	(35,160)	(9,092)
Sustaining leases	305	214	510	1,029	118	165	283	1,062	2,374	1,864
AISC	$46,760	$171,415	$629,284	$868,320	$197,049	$218	$211,339	$31,426	$1,111,085	$481,801
Ounces of gold sold	33,888	185,855	537,566	757,309	631,635	—	631,635	—	1,388,944	851,378
Operating cash cost per ounce sold	$981	$562	$625	$625	$139	$—	$139	$—	$404	$264
Sustaining capital expenditures per ounce sold	$268	$303	$501	$447	$89	$—	$89	$—	$285	$149
AISC per ounce sold	$1,380	$922	$1,171	$1,147	$312	$—	$335	$—	$800	$566
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.
(2)Excludes results from Detour Gold from January 31, 2020 to December 31, 2020.

Three months ended December 31, 2020
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated	Total Consolidated Excluding Detour[2]
Production costs	$—	$27,180	$95,149	$122,329	$25,947	$—	$25,947	$—	$148,276	$53,127
Share-based compensation	—	127	(97)	30	—	—	—	—	30	127
COVID-19 related costs	—	—	(1,244)	(1,244)	—	—	—	—	(1,244)	—
Operating cash costs	—	27,307	93,808	121,115	25,947	—	25,947	—	147,062	53,254
Royalty expense	—	3,391	5,621	9,012	14,485	—	14,485	—	23,497	17,876
Stock-based compensation	—	(127)	97	(30)	—	—	(339)	(3,884)	(4,253)	(4,350)
Rehabilitation and remediation	—	—	—	—	13	(63)	(50)	—	(50)	(50)
General and administrative expense	—	—	—	4,056	—	—	3,156	4,393	11,605	11,605
Depreciation - ARO	—	212	4,709	4,921	170	—	170	—	5,091	382
Sustaining capital[1]	(26)	18,101	86,590	104,701	13,763	—	13,763	173	118,637	32,047
Capitalized depreciation	—	(793)	(5,879)	(6,672)	(2,286)	—	(2,286)	—	(8,958)	(3,079)
Sustaining leases	3	76	107	186	32	16	48	250	484	377
AISC	($23)	$48,167	$185,053	$237,289	$52,124	($47)	$54,894	$932	$293,115	$108,062
Ounces of gold sold	646	51,174	153,296	205,116	165,893		165,893	—	371,009	217,713
Operating cash cost per ounce sold	$—	$534	$612	$590	$156	$—	$156	$—	$396	$245
Sustaining capital expenditures per ounce sold	($40)	$338	$527	$478	$69	$—	$69	$—	$296	$133
AISC per ounce sold	($36)	$941	$1,207	$1,157	$314	$—	$331	$—	$790	$496
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.
(2)Excludes results from Detour Gold from October 1, 2020 to December 31, 2020.

43 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$104,888	$99,227	$204,115	$76,919	$—	$76,919	$—	$281,034
Share-based compensation	(125)	(164)	(289)	—	—	—	—	(289)
Purchase price allocation	—	—	—	(2,314)	—	(2,314)	—	(2,314)
Operating cash costs	104,763	99,063	203,826	74,605	—	74,605	—	278,431
Royalty expense	7,738	11,240	18,978	17,454	—	17,454	—	36,432
Stock-based compensation	125	164	289	—	—	—	9,018	9,307
Rehabilitation and remediation	158	194	352	366	849	1,215	—	1,567
General and administrative expense	—	—	10,787	—	—	11,374	14,186	36,347
Sustaining capital[1]	44,616	56,100	100,716	90,994	—	90,994	734	192,444
Capitalized depreciation	(1,270)	(725)	(1,995)	(1,739)	—	(1,739)	—	(3,734)
Sustaining leases[2]	596	117	713	46	184	230	481	1,424
AISC	$156,726	$166,153	$333,666	$181,726	$1,033	$194,133	$24,419	$552,218
Ounces of gold sold	115,849	239,240	355,089	624,645	—	624,645	—	979,734
Operating cash cost per ounce sold	$904	$414	$574	$119	$—	$119	$—	$284
Sustaining capital expenditures per ounce sold	$374	$231	$278	$143	$—	$143	$—	$193
AISC per ounce sold	$1,353	$695	$940	$291	$—	$311	$—	$564
(1)Sustaining capital in excludes capital costs associated with finance leases that were recognized in period.

Three months ended December 31, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$25,220	$25,615	$50,835	$20,334	$—	$20,334	$—	$71,169
Share-based compensation	(30)	(44)	(74)	—	—	—	—	(74)
Purchase price allocation	—	—	—	—	—	—	—	—
Operating cash costs	25,190	25,571	50,761	20,334	—	20,334	—	71,095
Royalty expense	2,170	3,368	5,538	5,464	—	5,464	—	11,002
Share-based compensation	30	44	74	—	—	—	526	600
Rehabilitation and remediation	29	49	78	113	227	340	—	418
General and administrative expense	—	—	2,905	—	—	4,129	3,016	10,050
Sustaining capital[1]	15,622	10,752	26,374	25,331	—	25,331	734	52,439
Capitalized depreciation	(1,270)	(725)	(1,995)	(1,739)	—	(1,739)	—	(3,734)
Sustaining leases[2]	331	108	439	26	66	92	189	720
AISC	$42,102	$39,167	$84,174	$49,529	$293	$53,951	$4,465	$142,590
Ounces of gold sold	31,883	54,342	86,225	192,213	—	192,213	—	278,438
Operating cash cost per ounce sold	$790	$471	$589	$106	$—	$106	$—	$255
Sustaining capital expenditures per ounce sold	$450	$185	$283	$123	$—	$123	$—	$175
AISC per ounce sold	$1,321	$721	$976	$258	$—	$281	$—	$512
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the quarter.

44 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended September 30, 2020
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated	Total Consolidated Excluding Detour[2]
Production costs	$—	$26,000	$87,354	$113,354	$22,669	$—	$22,669	$—	$136,023	$48,669
Share-based compensation	—	(275)	(137)	(412)	—	—	—	—	(412)	(275)
COVID-19 related costs	—	(75)	—	(75)	(713)	—	(713)	—	(788)	(788)
By-product credit	—	—	—	—	—	—	—	—	—	—
Purchase price allocation	—	—	—	—	—	—	—	—	—	—
Operating cash costs	—	25,650	87,217	112,867	21,956	—	21,956	—	134,823	47,606
Royalty expense	—	2,520	5,218	7,738	13,743	—	13,743	—	21,481	16,263
Stock-based compensation	—	275	137	412	—	—	1,076	8,147	9,635	9,498
Rehabilitation and remediation	—	—	—	—	11	—	11	—	11	11
General and administrative expense	—	—	—	3,769	—	—	3,191	4,226	11,186	11,186
Depreciation - ARO	—	151	(43)	108	137	—	137	—	245	288
Sustaining capital[1]	41	15,062	88,962	107,413	19,055	—	19,055	33	126,501	37,539
Capitalized depreciation	—	(935)	(8,288)	(9,223)	(986)	—	(986)	—	(10,209)	(1,921)
Sustaining leases	3	62	121	186	31	51	82	299	567	446
AISC	$44	$42,785	$173,324	$223,270	$53,947	$51	$58,265	$12,705	$294,240	$120,916
Ounces of gold sold	—	39,588	137,632	177,220	154,739	—	154,739	—	331,959	194,327
Operating cash cost per ounce sold	$—	$648	$634	$637	$142	$—	$142	$—	$406	$245
Sustaining capital expenditures per ounce sold	$—	$357	$586	$554	$117	$—	$117	$—	$350	$183
AISC per ounce sold	$—	$1,081	$1,259	$1,260	$349	$—	$377	$—	$886	$622
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.
(2)Excludes results from Detour Gold from July 1, 2020 to September 30, 2020.

45 | Page

Q4 2020 MANAGEMENT DISCUSSION AND ANALYSIS
Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

(in thousands, except per ounce amounts)	Three Months Ended December 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	$691,548	$412,379	$632,843	$2,460,104	$1,379,988
Silver	—	(358)	—	(297)	(1,221)
Foreign exchange impact	3,943	427	156	1,210	(2,097)
Realized Revenue	$695,491	$412,448	$632,999	$2,461,017	$1,376,670
Ounces sold	371,009	278,438	331,959	1,388,944	979,734
Average realized price per ounce sold	$1,875	$1,481	$1,907	$1,772	$1,405

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

(in thousands, except per share amounts)	Three Months Ended December 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019
Net earnings	$232,573	$169,135	$202,022	$787,705	$560,080
Loss (gain) on warrants	2,387	(920)	235	3,967	18
Transaction costs	—	1,236	—	33,838	1,236
PPA adjustment on inventory(1)	—	—	—	—	2,314
Foreign exchange loss	34,988	23,267	23,592	58,462	16,208
Restructuring/Severance	863	—	8,132	18,041	1,239
Costs attributable to non-operating sites	8,890	—	6,839	22,299	—
COVID-19 related costs	1,244	—	788	15,406	—
Donation (COVID-19)	1,045	—	—	1,045	—
Rehabilitation costs	—	—	32,626	32,626	—
Income tax related to above adjustments	(16,221)	(7,415)	(20,231)	(50,531)	(4,681)
Adjusted net earnings	$265,769	$185,303	$254,003	$922,858	$576,414
Weighted average shares outstanding - basic ('000s)	271,770	210,102	275,280	270,401	210,142
Adjusted net earnings per share	$0.98	$0.88	$0.92	$3.41	$2.74
(1)Purchase price allocation represents the allocation of depletion of mineral interests acquired with the business combinations.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

46 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in thousands)	Three Months Ended December 31, 2020	Three Months Ended December 31, 2019	Three Months Ended September 30, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019
Net earnings	$232,573	$169,135	$202,022	$787,705	$560,080
Add back:
Finance costs	(432)	696	2,305	7,836	2,282
Depletion and depreciation	120,920	52,865	86,707	383,052	168,921
Current income tax expense	81,698	62,414	66,097	276,945	189,572
Deferred income tax expense	23,315	493	27,197	88,059	48,530
EBITDA	$458,074	$285,603	$384,328	$1,543,597	$969,385

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at December 31, 2020	As at December 31, 2019
Current assets	$1,036,670	$794,630
Current liabilities	532,348	416,945
Working capital	$504,322	$377,685

47 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.
Kirkland Lake Gold’s management, including the CEO and CFO, have as at December 31, 2020, designed disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company is made known to them by others, particularly during the period in which the interim or annual filings are being prepared; and information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is made known to the Company's certifying officers. The Company's CEO and CFO have each evaluated the design and effectiveness of the Company's disclosure controls and procedures and have concluded they are operating effectively as at December 31, 2020.
Internal Control over Financial Reporting
A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Kirkland Lake Gold’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Kirkland Lake Gold's management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework and set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission ("2013 COSO Framework"). Based on a review of its internal control procedures at the end of the period covered by this MD&A, management has concluded its internal controls and procedures are appropriately designed and effective as at December 31, 2020.
Kirkland Lake Gold’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.
Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

48 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Limitation on scope of design

The Company has limited the scope of the audit on its disclosure controls and procedures and internal control over financial reporting evaluation to exclude Detour Gold, as permitted by securities regulators.

The table below presents certain summary financial information included in the Company’s consolidated annual financial statements amounts related to Detour Gold excluded from our evaluation:

Selected financial information from the consolidated statements of operations	January 31, 2020 - December 31, 2020
Production costs	$356,072
Royalty expense	18,445
Depletion and depreciation	214,793
Exploration	1,990
Earnings from operations	369,555

Selected financial information from the consolidated statements of financial position	As at December 31, 2020
Current assets	$280,151
Non-current assets	4,190,604
Current liabilities	126,809
Non-current liabilities	1,045,358

Changes in Internal Control over Financial Reporting

There have been no material changes in internal control related to financial reporting for the quarter and year ended December 31, 2020 except as relates to the integration of Detour Gold. Gold sales related to Detour Gold are administered by a centralized Treasury Function. As a result, Detour Gold’s revenue transactions were evaluated as part of the Company’s existing compliance program.

RISKS AND UNCERTAINTIES
The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating, engineering or technical difficulties with respect to the development of its projects, many of which may not be within the control of the Company), including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); regulatory; tax matters and foreign mining tax regimes, as well as health, safety, environmental and cybersecurity risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2019 Annual Information Form and the Company’s MD&A for the period ended December 31, 2019 filed on SEDAR.

Price of Gold

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold. Market price fluctuations of gold could adversely affect the profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including: global and regional supply and demand for industrial products containing metals generally; and global or regional political or economic conditions.

49 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company’s existing mines and projects as well as its ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s results of operations, cash flows and financial position. A decline in metal prices may require the Company to write-down mineral reserve and mineral resource estimates, which could result in material impairments of investments in mining properties. Further, if revenue from metal sales declines, the Company may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

In addition to adversely affecting mineral reserve and mineral resource estimates and the Company’s results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project and such reassessment may cause substantial delays or further interruptions which may have a material adverse effect on the Company’s results of operations, cash flows and financial position.

Exploration, Development and Operating Risks

Mining operations are inherently dangerous and generally involve a high degree of risk. Kirkland Lake Gold’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of precious and base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Kirkland Lake Gold will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, exploration licenses. mining licenses, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kirkland Lake Gold not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.
Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. New mining operations may experience problems during the start-up phase, and delays in the commencement of production can often occur.
Mineral exploration is highly speculative in nature. There can be no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable

50 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves.
The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Without limiting the generality of the foregoing, Kirkland Lake Gold is in the process of undertaking permitting efforts with respect to the Macassa Shaft Project, permitting with respect to its new tailings facility at the Macassa Mine, rehabilitation of the current tailings facility at the Macassa Mine, the development and implementation of a paste fill plant for the Fosterville Mine, a water treatment plant refinery upgrade and granting of exploration licenses at the Fosterville Mine. Technical considerations, delays in obtaining government approvals and necessary permits, changes in scope and designs, the inability to obtain financing and/or the unanticipated costs associated with the development and construction of such projects could lead to further delays and delays in current mining operations in developing certain properties. Further, additional permits are required for the development of the West Detour project and continued development of the Detour Lake pit. There can be no assurance that the Company will obtain such permits on its anticipated timeline. Such delays could materially affect the financial performance of the Company.

Health, Safety and Environmental Risks and Hazards
Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company strives to manage all such risks in compliance with local and international standards. The Company has implemented various health and safety measures designed to mitigate such risks, including the implementation of improved risk identification and reporting systems across the Company, effective management systems to identify and minimize health and safety risks, health and safety training and the promotion of enhanced employee commitment and accountability, including a fitness for work program which focuses on fatigue, stress, and alcohol and drug abuse. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.
All phases of the Company’s operations are also subject to environmental and safety regulations in the jurisdictions in which it operates. These regulations mandate, among other things, water and air quality standards, noise, surface disturbance, the impact on flora and fauna and land reclamation, and regulate the generation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental, health and safety permits. In addition, no assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and operations. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a project, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The costs associated with such instances and liabilities could be significant. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and

51 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of its mining properties. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The Company may also be held financially responsible for remediation of contamination at current or former sites, or at third party sites. The Company could also be held responsible for exposure to hazardous substances.

In the context of environmental permits, including the approval of reclamation plans, Kirkland Lake Gold must comply with standards, laws and regulations that may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the regulatory authority. The reclamation liability on any of Kirkland Lake Gold’s properties will be calculated based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its exploration or operating mine sites. The Company may incur costs associated with reclamation activities, which may materially exceed the provisions established by the Company for the activities. In addition, possible additional future regulatory requirements may require additional reclamation requirements creating uncertainties related to future reclamation costs. Should the Company be unable to post required financial assurance related to an environmental remediation obligation, the Company might be prohibited from starting planned operations or required to suspend existing operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect.

Infectious Diseases and COVID-19

Outbreaks or the threat of outbreaks of viruses or other infectious diseases or similar health threats, including the novel coronavirus (COVID-19) outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, decreased demand or the inability to sell precious metals, declines in the price of precious metals, capital markets volatility, or other unknown but potentially significant impacts. At this time the Company cannot accurately predict what effects these conditions will have on mining operations or financial results, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Common Shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency could have a material adverse effect on the Company’s business, financial condition and results of operations.

Foreign Operations and Political Risk

Kirkland Lake Gold conducts mining, development and exploration and other activities in Canada and Australia. Inherent risks with conducting foreign operations include, but are not limited to: renegotiation, cancellation or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements of particular countries including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; uncertain political and economic environments; war, terrorism, sabotage and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position or results of operations.

52 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified mineral reserves, convert mineral resources into mineral reserves, increase its mineral resource base by adding new mineral resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new mineral resources.

The figures for mineral reserves and mineral resources contained in this MD&A are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves will be mined or processed profitably. Actual mineral reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations available at the time. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit. Mineral reserve data is not indicative of future results of operations. If the Company’s actual mineral reserves and mineral resources are less than current estimates or if the Company fails to develop its mineral resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of mineral reserves and mineral resources occurs from time to time and estimates may change depending on further geological interpretation, drilling results and metal prices, which could have a negative effect on the Company’s operations. The category of inferred mineral resource is often the least reliable mineral resource category and is subject to the most variability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven mineral reserves and probable mineral reserves as a result of continued exploration. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.

Replacement of Depleted Mineral Reserves

Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its mineral resources and mineral reserves at its gold mines and discover, develop, or acquire mineral reserves for production. The Company’s ability to maintain or increase its annual production of gold will depend in significant part on its ability to bring new mines into production and to expand mineral reserves or extend the life of existing mines.

Uncertainty Relating to Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured or indicated mineral resources as a result of continued exploration.

Production Estimates

Kirkland Lake Gold has prepared estimates of future gold production for its existing and future mines. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial conditions. The realization of production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions (including hydrology), the physical characteristics of ores, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, ore haulage and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies and the processing of new or adjacent ore stopes from those planned; mine failures or

53 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; labour shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of Kirkland Lake Gold or others, monetary losses and legal liabilities in addition to adversely affecting mineral production. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing Kirkland Lake Gold to cease production. Mineral resources and mineral reserves are reported as general indicators of mine life, however, this should not be interpreted as assurances of mine life or of the profitability of current or future operations.

The Company is currently, and expects to continue to be, dependent on four mines for all of its commercial production. In particular, the Macassa Mine and the Fosterville Mine accounted for the majority of the Company’s annual production in 2019 and are expected to continue to account for all of its commercial production in the near term. Any adverse conditions affecting mining, processing conditions, expansion plans or ongoing permitting at either the Macassa Mine or the Fosterville Mine, could have a material adverse effect on the Company’s financial performance and results of operations

Cost Estimates

Capital and operating cost estimates made in respect of Kirkland Lake Gold’s mines and development projects may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and title claims.

Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond the Company’s control.

The Company prepares estimates of future cash costs, operating costs and/or capital costs for each operation and project. There can be no assurance that such estimates will be achieved and that actual costs will not exceed such estimates. Failure to achieve cost estimates and/or any material increases in costs not anticipated by the Company could have an adverse impact on future cash flows, profitability, results of operations and the financial condition of the Company.

Obligations as a Public Company

The Company’s business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Company’s compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares.

The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including, but not limited to, the Canadian Securities Administrators, the TSX, the SEC, NYSE, the Australian Securities and Investment Commission and the ASX. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Government of Canada proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments starting in 2017 for the year ended December 31, 2016. The Company’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

54 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Compliance Risk
The Company has documented and tested, during its more recent financial year, its internal control procedures to satisfy the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal controls over financial reporting.
The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards become modified, supplemented or amended from time to time and the Company may not be able to conclude the effectiveness of its internal controls over financial reporting. The Company’s failure to satisfy SOX and the equivalent Canadian legislation on an ongoing, timely basis, could impact the reliability of the Company’s financial statements and may negatively impact the financial performance of the Company. In addition, failure to implement required new controls or improved controls, could impact the Company’s operating results or result in a failure to comply with certain reporting obligations. To date the Company has documented and tested its internal controls procedure which it believes to be appropriately designed as at December 31, 2020. Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that it acquires may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to the Company. If any of its staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that its internal controls over financial reporting will detect this. The effectiveness of its controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing its internal controls is important, especially as the Company expands, and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although the Company intends to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, it cannot be certain that it will be successful in complying with section 404 of SOX.
The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in jurisdictions in which we do business, prohibit companies from making improper payments for commercial advantage or other business purposes. The Company’s policies mandate compliance with these anti-bribery laws, which carry substantial penalties. While the Company does not operate in sectors with experienced public and private sector corruption, violations of such laws, or allegations of such violation could have a material adverse effect on the Company’s financial position and results of operations.
Government Regulation
The Company’s business, mining operations and exploration and development activities are subject to extensive federal, state, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, control of toxic substances, reporting and other matters. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations. See also “Foreign Operations and Political Risk”.
Acquisitions, Dispositions and Integration

55 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. If the Company decides to sell certain assets or projects, it may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of its strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact the Company’s ability to complete proposed dispositions. Alternatively, the Company may dispose of a business at a price or on terms that are less than it had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, the Company may be subject to necessary regulatory and governmental approvals on acceptable terms as well as satisfaction of pre-closing conditions, which may prevent the Company from completing the transaction. Dispositions may impact the Company’s production, mineral reserves and resources and its future growth and financial conditions. Despite the disposition of divested businesses, the Company may continue to be held responsible for actions taken while it controlled and operated the business. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside the Company’s control could affect its future financial results.

Integration of Detour
As a result of the pursuit and completion of the Arrangement, significant demands will be placed on the managerial, operational and financial personnel and systems of Kirkland and Detour. The Company cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement. The future operating results of the Company will be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of Detour, to implement a new business strategy and to improve its operational and financial controls and reporting systems.
The integration requires the dedication of substantial effort, time and resources on the part of management which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of both the Company and Detour. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Arrangement. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two entities will present challenges to management, including the integration of systems and personnel of the two entities which may be geographically separated, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with clients, suppliers, employees or to achieve the anticipated benefits of the Arrangement.

56 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although Detour, Kirkland and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that Kirkland will be aware of any and all liabilities of Detour or the Arrangement. As a result of these factors, it is possible that certain benefits expected from the Company’s acquisition of Detour may not be realized. Any inability of management to successfully integrate the operations could have an adverse effect on the business, financial condition and results of operations of Kirkland.
Australian Foreign Investment Law
Pursuant to Australian law, a person acquiring control or direction, directly or indirectly, of 15% or more of the securities of the Company may be required to obtain prior approval from the Australian Foreign Investment Review Board. An investor who fails to obtain such approval may be subject to fines or may be forced to dispose of a portion of the investment. Investors should consult their own legal advisors prior to making any investment in securities of the Company.
Additional Capital
The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and the failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.
Market Price of Securities
The Common Shares are listed on the TSX, NSYE and the ASX. Securities markets have had a high level of price and volume volatility, and the market price of securities of many resource companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Kirkland Lake Gold include macroeconomic developments locally and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in mineral prices will not occur.
As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the Company’s long-term value. In response to periods of volatility in the market price of a company’s securities, shareholders may institute class action securities litigation. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Kirkland Lake Gold.

Liquidity Risk

The Company has in the past and may in the future seek to acquire additional funding by the sale of Common Shares, the sale of assets or through the assumption of additional debt. Movements in the price of the Common Shares have been volatile in the past and may be volatile in the future.

57 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Community Relations

The Company’s relationships with the communities in which it operates and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which Kirkland Lake Gold operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk. Further, damage to the Company’s reputation can be the result of the perceived or actual occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to the Company and its activities, whether true or not. While the Company strives to uphold and maintain a positive image and reputation, the Company does not ultimately have control over how it is perceived by others. Reputation loss may lead to increased challenges in developing, maintaining community relations and advancing its projects and decreased investor confidence, all of which may have a material adverse impact on the financial performance and growth of the Company.

First Nations and Aboriginal Heritage

First Nations title claims and Aboriginal heritage issues may affect the ability of the Company to pursue exploration, development and mining on its properties. The resolution of First Nations and Aboriginal heritage issues is an integral part of exploration and mining operations in Canada and Australia and the Company is committed to managing any issues that may arise effectively. However, in view of the inherent legal and factual uncertainties relating to such issues, no assurance can be given that material adverse consequences will not arise.

Construction and Development of New Mines

The success of construction projects and the development of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities, the conduct of mining operations (including environmental permits), and the successful completion and operation of ore passes, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that the Company will be able to obtain all necessary governmental approvals and permits or that the construction, start-up and ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Commercial viability of a new mine or development project is predicated on many factors. Mineral reserves and mineral resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

58 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Availability and Costs of Infrastructure, Energy and Other Commodities
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Kirkland Lake Gold’s operations, financial condition and results of operations.

The profitability of the Company’s operations will be dependent upon the cost and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, including, but not limited to, diesel, fuel, natural gas, electricity, steel and concrete. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company. If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s commercial production and development activities and this could have an adverse effect on profitability. Higher worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labour could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.

Further, the Company relies on certain key third-party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction and continuing operation of its assets. As a result, the Company’s activities at its mine sites are subject to a number of risks, some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.
Nature and Climatic Conditions
The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.
Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s results of operations and financial position. At the Fosterville Mine, ore is processed by crushing and grinding followed by flotation, bacterial oxidation and carbon in leach (CIL) circuits. Downtime at the Fosterville BIOX® plant impacts bacterial activity and gold recovery in the BIOX® circuit, which could have a negative effect on the financial condition and results of operation of the mine.

Kirkland Lake Gold has properties located in the Northern Territory, Australia. Typically, the Northern Territory’s tropical wet season is from the end of November to the end of March. During the wet season, the properties may be subject to unpredictable weather conditions such as cyclones, heavy rains, strong winds and flash flooding. Kirkland Lake Gold has undertaken several steps to minimize the effects of the wet season on its operations including sealing roads, accommodating the build-up of mined inventory and planning exploration and mining activities around the wet season. Nonetheless, no assurance can be given that the unpredictable weather conditions will not adversely affect mining and exploration activities. In particular, mining, drilling and exploration activities may be suspended due to poor ground conditions, ore haulage activities may be slowed or delayed as roads may be temporarily flooded, and deposits where the host rock is clayish in nature may have to be mined or processed at slower than anticipated rates and/or mixed with lower grade stockpile ore.

The Company’s mining and processing operations are, in some instances, energy intensive. While the Company has initiated numerous processes to reduce its overall carbon footprint, such as the use of electric battery powered mining equipment,

59 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
the Company acknowledges climate change is an international and community concern. Legislation and regulations relating to emission levels and energy efficiency are becoming more rigorous and may result in increased costs at our Canadian and Australian operations. While the Company has taken measures to manage the use of energy, such regulatory requirements may have an adverse impact on the Company.

Information Technology

The Company is reliant on the continuous and uninterrupted operations of its information technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Social media and other web-based information sharing applications may result in negative publicity or have the affect of damaging the reputation of the Company, whether or not such publicity is in fact verified, truthful or correct. The Company places a great emphasis on ensuring the highest reputational standards, however, it may not have the ability to control how it is perceived by others. Reputational loss may result in challenges in developing and maintaining community and shareholder relations and decreased investor confidence.

Permitting

The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the Company’s existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property. Any of these factors could have a material adverse effect on the Company’s results of operations and financial position.

Insurance and Uninsured Risks

Kirkland Lake Gold’s business is subject to a number of risks and hazards generally, including: adverse environmental conditions; industrial accidents; labour disputes; unusual or unexpected geological conditions; ground or slope failures; cave-ins; changes in the regulatory environment; and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Kirkland Lake Gold’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

60 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
The businesses and properties of Kirkland Lake Gold are insured against loss or damage, subject to a number of limitations and qualifications. Such insurance will not cover all the potential risks associated with a mining company’s operations. Kirkland Lake Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Kirkland Lake Gold or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards that it may not be insured against or that Kirkland Lake Gold may elect not to insure against because of premium costs or other reasons. The Company may suffer a material adverse effect on its business, results of operations, cash flows and financial position if it incurs a material loss related to any significant event that is not covered, or adequately covered, by its insurance policies.

Competition

The mining industry is intensely competitive in all of its phases and Kirkland Lake Gold competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a global basis. Such competition may result in Kirkland Lake Gold being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect Kirkland Lake Gold’s prospects for mineral exploration and success in the future.

Currency Fluctuations

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but most of the Company’s operating and capital expenses are incurred in Australian dollars and Canadian dollars. The appreciation of these currencies against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect Kirkland Lake Gold’s profitability, results of operations and financial position.

Tax Matters

The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar “holidays” or benefits were to be challenged for any reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.

Foreign Mining Tax Regimes

Mining tax regimes in foreign jurisdictions are subject to differing interpretations and are subject to constant change. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, proposed changes to mining tax regimes in foreign jurisdictions could result in significant additional taxes payable by the Company, which would have a negative impact on the financial results of Kirkland Lake Gold.

61 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. Legal proceedings may arise from time to time in the course of the Company’s business. Such litigation may be brought in the future against Kirkland Lake Gold or one or more of its Subsidiaries or the Company or one or more of its Subsidiaries may be subject to another form of litigation. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. As of the date hereof, no material claims have been brought against the Company, nor has the Company received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, should a material claim be brought against the Company, the process of defending such claims could take away from the time and effort management of the Company would otherwise devote to its business operations and the resolution of any particular legal proceeding to which the Company or one or more of its Subsidiaries may become subject could have a material adverse effect on the Company’s financial position and results of operations.

Title to the Company’s Mining Claims and Leases

The acquisition and maintenance of title to mineral properties is a very detailed and time-consuming process. While the Company has carried out reviews of title to its mining claims and leases, this should not be construed as a guarantee that title to such interests will not be challenged or impugned. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure mine tenure may be severely constrained. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, royalty transfers or claims, including native land claims, other encumbrances and title may be affected by, among other things, undetected defects. The Company has had difficulty in registering ownership of certain titles in its own name due to the demise of the original vendors of such titles when owned by the Company’s predecessors-in-title. If these challenges are successful, this could have an adverse effect on the development of the Company’s properties as well as its results of operations, cash flows and financial position. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Dependence on Outside Parties

Kirkland Lake Gold has relied upon consultants, engineers, contractors and other parties and intends to rely on these parties for exploration, development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. Deficient or negligent work or work not completed in a timely manner could have a material adverse effect on Kirkland Lake Gold.

Dependence on Key Management Personnel

The Company is dependent upon a number of key management personnel. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. As the Company’s business grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff for operations. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to attract and retain new personnel could have a material adverse effect on the Company’s ability to manage and expand the Company’s business.
Labour and Employment Matters
Production at the Company’s mining operations is dependent upon the efforts of its employees and the Company’s operations would be adversely affected if it fails to maintain satisfactory labour relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company’s business. This would have a negative effect on the Company’s business and results of operations; which might result in the Company not meeting its business objectives.
In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse

62 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
effect on the Company’s business, results of operations and financial condition. There are currently no material labour shortages with the Company operating near its budgeted manning levels.
Conflicts of Interest
Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the Company’s directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the OBCA and any other applicable law. In the event that the Company’s directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business.

FORWARD LOOKING STATEMENTS
Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the anticipated overall impact of the Company’s COVID19 response plans, including measures taken by the Company to reduce the spread of COVID19, including but not limited to the rapid testing implemented at various sites, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain all necessary permits associated with the Detour Lake mine, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, mill improvements, increased tailings capacity, completion of an assay lab and other enhancements to site infrastructure at the Detour Lake mine and the anticipated results thereon, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to applicable tax and potential reassessments thereon, risks

63 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.
Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).
Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and

64 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Senior Vice President, Technical Services and Innovation and Eric Kallio, P.Geo, Senior Vice President, Exploration and Andre Leite, P.Eng , AUSIMM CP (MIN), MEng., Technical Services Manager. Ms. Vaz, Mr. Kallio and Mr. Leite are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this MD&A.

Readers are referred to the National Instrument 43-101 (“NI 43-101”) 2018 Technical Reports for the Fosterville property entitled, “Updated NI 43-101 Technical Report Fosterville Gold mine in the State of Victoria, Australia” (the “Fosterville Report”) and the amended and restated NI 43-101 Technical report for Macassa entitled “Macassa Property, Ontario, Canada, Updated NI 43-101 Technical Report” (the “Macassa Report”) effective December 31, 2018 and dated April 1, 2018 and July 19, 2018, respectively. An updated NI 43-101 Technical Report with respect to the Detour Lake Mine will be filed by March 31, 2021.

The Fosterville Report was prepared by Troy Fuller, MAIG, and Ion Hann, FAusIMM, both of whom are “qualified persons” as such term is defined in NI 43-101 and employees of the Company. The Fosterville Report supports the scientific and technical disclosure in the updated Mineral Resource and Mineral Reserve estimates contained in the Company’s News Release dated February 21, 2019. The Macassa Report was prepared by Mariana Pinheiro Harvey, P. Eng., Robert Glover, P. Geo, William Tai, P. Eng. and Ben Harwood, P. Geo, all of whom are “qualified persons” as such term is defined in NI 43-101 and employees of the Company. The Macassa Report supports the scientific and technical disclosure in the updated Mineral Resource and Mineral Reserve estimates contained in the Company’s News Release dated February 24, 2021. Both the Fosterville Report and the Macassa Report are available under the Company’s profile on SEDAR at www.sedar.com. The updated NI 43-101 Technical Report with respect to the Detour Lake mine will be filed with the applicable regulatory authorities by March 31, 2021.

65 | Page

Q4 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

CORPORATE INFORMATION

Directors		Company Information

Jeffrey Parr(1)(2)	Independent Chairman of the Board	Corporate Head Office
Anthony Makuch(3)(5)	President and Chief Executive Officer	200 Bay Street, Suite 2800
Barry P. Olson(3)(5)	Independent Director	RBC Plaza – South Tower
Elizabeth Lewis-Gray(3)(5)	Independent Director	Toronto, Ontario M5J 2J1
Jonathan Gill(3)(5)	Independent Director	Canada
Arnold Klassen(1) (2) (4)	Independent Director
Peter Grosskopf(2)(4)	Independent Director	Investor Relations
Ingrid Hibbard(1)(4)	Independent Director	Mark Utting, Senior Vice President, Investor Relations
T: 416.840.7884
Board Committees		E: mutting@kl.gold
(1) Corporate Governance and Nominating Committee
(2) Audit Committee		Registrar and Transfer Agent
(3) Technical Committee		TSX Trust Company
(4) Compensation Committee		200 University Avenue, Suite 300
(5) HSE & Corporate Social Responsibility Committee		Toronto, Ontario M5H 4H1
Canada
Management		T: 416.607.7898
www.tsxtrust.com
Anthony Makuch	President and Chief Executive Officer
David Soares	Chief Financial Officer	Auditors
Alasdair Federico	Executive VP, Corporate Affairs & CSR	KPMG LLP
Eric Kallio	SVP, Exploration	333 Bay Street #4600
Natasha Vaz	SVP, Technical Services and Innovation	Toronto, Ontario M5H 2S5
Meri Verli	SVP, Business Operation Management System	Canada
Jennifer Wagner	SVP, Corporate Affairs, Legal Counsel and Corporate Secretary	T: 416.777.8500
Mark Utting	SVP, Investor Relations	www.kpmg.ca
John Landmark	Co-Lead (Interim), Australian Operations
Raymond Yip	VP, Business Intelligence
Ion Hann	VP, Australia (Co-Lead)
Duncan King	VP, Canadian Operations
Brian Hagan	VP, Learning and Development Systems
Greg Rooney	VP, Human Resources
Darin Smith	VP, Corporate Development
Evan Pelletier	VP, Mining (Kirkland Lake)
Gord Leavoy	VP, Mineral Processing
Mohammed Ali	VP, Environment
Greg Gibson	Special Advisor to the CEO, Business Process Improvement
Marika Van der Klugt	VP, Health & Safety

66 | Page